# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

## FORM C

## UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

*Name of issuer*
Grove Biomedical LLC

*Legal status of issuer*

      *Form*
      LLC

      *Jurisdiction of Incorporation/Organization*
      New York

      *Date of organization*
      April 24, 2020

*Physical address of issuer*
282 Katonah Avenue, #537
Katonah NY 10536

*Website of issuer*
https://www.onecanopy.com

*Name of intermediary through which the offering will be conducted*
OpenDeal Portal LLC dba "Republic"

*CIK number of intermediary*
0001751525

*SEC file number of intermediary*
007-00167

*CRD number, if applicable, of intermediary*
283874

*Name of qualified third party "Escrow Agent" which the Offering will utilize*
Prime Trust, LLC

***Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering***

The issuer shall pay to the Intermediary at the conclusion of the Offering a fee of six percent (6%) of the amount raised in the offering.

***Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest***

The Intermediary will also receive compensation in the form of Securities equal to two percent (2%) of the total number of Securities sold in the Offering.

***Type of security offered***
Class CF Units

***Target number of Securities to be offered***
4,457

***Price (or method for determining price)***
$5.61

***Target offering amount***
$25,003.77

***Oversubscriptions accepted:***
☑ Yes
☐ No

***Oversubscriptions will be allocated:***
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

***Maximum offering amount (if different from target offering amount)***
$1,069,995.30

***Deadline to reach the target offering amount***
April 30, 2021

**If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.**

***Current number of employees***
0

|  | Most recent fiscal year-end (2019) | Prior fiscal year-end (2018) |
|---|---|---|
| **Total Assets** | $0 | $0 |
| **Cash and Cash Equivalents** | $0 | $0 |
| **Accounts Receivable** | $0 | $0 |
| **Short-term Debt** | $0 | $0 |
| **Long-term Debt** | $0 | $0 |
| **Revenues/Sales** | $0 | $0 |
| **Cost of Goods Sold** | $0 | $0 |
| **Taxes Paid** | $0 | $0 |
| **Net Income** | $0 | $0 |

***The jurisdictions in which the issuer intends to offer the Securities:***
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDCITION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

**SIGNATURE**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Joseph Rosenberg
_____
(Signature)

Joseph Rosenberg
_____
(Name)

President
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Joseph Rosenberg
_____
(Signature)

Joseph Rosenberg
_____
(Name)

President
_____
(Title)

December 16, 2020
_____
(Date)

*Instructions.*

1.      The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.      The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

# EXHIBITS

EXHIBIT A: Offering Memorandum
EXHIBIT B: Disclaimers
EXHIBIT C: Financials
EXHIBIT D: Offering Page
EXHIBIT E: Form of Security
EXHIBIT F: Operating Agreement

# EXHIBIT A
## OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
## (EXHIBIT A TO FORM C)

# December 16, 2020

# Grove Biomedical LLC



## Up to $1,069,995.30 of Class CF Units

Grove Biomedical LLC ("**Grove Biomedical**", the "**Company**," "**we**," "**us**", or "**our**"), is offering up to $1,069,995.30 worth of Class CF Units (Simple Agreement for Future Equity) of the Company (the "**Securities**"). The minimum target offering amount is $25,003.77 (the "**Target Offering Amount**"). The Company intends to raise at least the Target Offering Amount and up to $1,069,995.30 (the "**Maximum Offering Amount**") from Investors in the offering of Securities described in this Form C (this "**Offering**"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Offering Amount by April 30, 2020 ("**Offering Deadline**"). Unless the Company raises at least the Target Offering Amount under this Offering by the Offering Deadline, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities—The Securities*". In order to purchase Securities, a prospective investor must complete the purchase process through the Intermediary's portal. Purchases may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment made by an Investor and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

**A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.**

**In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.**

**These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.**

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

**Bad Actor Disclosure**
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

**Ongoing Reporting**
Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.onecanopy.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

**Updates**
Updates on the status of this Offering may be found at: https://www.republic co/canopy

**About this Form C**
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of

any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

## SUMMARY

**The Business**
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Grove Biomedical LLC is a New York LLC incorporated/formed on April 24, 2020

The Company is located at 282 Katonah Avenue #537, Katonah NY 10536,.

The Company's website is https://www.onecanopy.com

The Company conducts business in all 50 U.S. states and globally wherever trade agreements allow..

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the OpenDeal Portal LLC dba Republic website under https://republic.co/Grove-Biomedical and is attached as Exhibit D to the Form C of which this Offering Memorandum forms a part.

**The Offering**

| | |
|---|---|
| **Minimum amount of Class CF Units being offered** | 4,457 |
| **Total Class CF Units (outstanding after Offering if Target Offering Amount met** | 4,457[*] |
| **Maximum amount of Class CF Units being offered** | 190,730 |
| **Total Class CF Units outstanding after Offering if Maximum Offering Amount met** | 190,730[*] |
| **Purchase price per Security** | $5.61 per Unit |
| **Minimum Individual Purchase Amount** | $100.98[+] |
| **Offering deadline** | April 30, 2020 |
| **Use of proceeds** | See the description of the use of proceeds on page hereof. |
| **Voting Rights** | See the description of the voting rights on page . |

\*The total number of Class CF Units outstanding is subject to increase in an amount equal to the Intermediary's fee of 2% of the Securities issued in this Offering.

+ The company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs, and may offer alternative Minimum Individual Purchase Amounts to participating Investors in such programs without notice.

The Offering is being made through the Intermediary's portal. At the conclusion of the Offering, the issuer will pay a fee of 6.0% of the amount raised in the Offering to the Intermediary. The Intermediary will also be entitled to receive 2.0% of the Securities being issued in this Offering.

| | Price to Investors | Service Fees and Commissions (1)(2) | Net Proceeds |
|---|---|---|---|
| Minimum Individual Purchase Amount (3) | $100.98 | $6.06 | $94.92 |
| Aggregate Target Offering Amount | $25,003.77 | $1,500.23 | $23,503.54 |
| Aggregate Maximum Offering Amount | $1,069,995.30 | $64,199.72 | $1,005,795.58 |

(1)      This excludes fees to Company's advisors, such as attorneys and accountants.
(2)      The Intermediary will receive 2.0% of the Securities being issued in this Offering in connection with the Offering.
(3)      The company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs, and may offer alternative Minimum Individual Purchase amounts to participating Investors in such programs without notice.

## RISK FACTORS

*The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.*

### Risks Related to the Company's Business and Industry

*We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.*
The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

*The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.*
In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise

transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

***Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.***
The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

***The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.***
The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

***Changes in government regulation could adversely impact our business.***
The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. The FCC and/or Congress may attempt to change the classification of or change the way that our online content platforms are regulated and/or change the framework under which Internet service providers are provided Safe Harbor for claims of copyright infringement, introduce changes to how digital advertising is regulated and consumer information is handled, changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

***We may implement new lines of business or offer new products and services within existing lines of business.***
As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

***Damage to our reputation could negatively impact our business, financial condition and results of operations.***
Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

***In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.***
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face

intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

### *Changes in employment laws or regulation could harm our performance.*
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

### *We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.*
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non- income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

### *We have not prepared any audited financial statements.*
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

### *We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.*
To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.
We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology.

### *The development and commercialization of our products is highly competitive.*
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

### *The Company could be negatively impacted if found to have infringed on intellectual property rights.*
Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding

companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses. Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

***We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.***
Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

***Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.***
Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

***Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.***
We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

***The Company intends to use the proceeds from the Offering for unspecified working capital.***
This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes, which our

management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause an Investor to lose all or a portion of his or her investment.

***Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.***
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

***Our business, results of operations, and financial condition may be impacted by the recent coronavirus (COVID-19) outbreak.***
The ongoing and evolving coronavirus (COVID-19) outbreak, which was designated as a pandemic by the World Health Organization on March 11, 2020, has caused substantial disruption in international and U.S. economies and markets. If repercussions of the outbreak are prolonged, they could have a materially significant adverse impact on our business. The Company's management cannot at this point estimate the impact of the outbreak on its business, and no provision for this outbreak is reflected in the accompanying financial statements.

***Affiliates of the Company, including officers, directors and existing shareholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.***
There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

**Risks Related to the Offering**

***The Company's management may have broad discretion in how the Company uses the net proceeds of an offering.***
Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

***The Company has the right to limit individual Investors commitment amount based on the Company's determination of an Investor's sophistication.***
The Company may prevent Investors from committing more than a certain amount to this Offering based on the Company's belief of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

***The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.***
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even

after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 21-calendary days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

***Our business could be negatively impacted by cyber security threats, attacks and other disruptions.***
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

***If the Company is found to have violated state and federal securities laws in a prior offering of securities, it may face penalties from state and federal regulators and prior investors may have a right to a return of their investment amounts.***
If a court or regulatory body with the required jurisdiction ever accused or concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amount required or that proceeds from this Offering would not be used to pay such amounts. In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

***The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.***
You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it related to this Offering.

***Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.***
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

***The Company has the right to conduct multiple closings during the Offering.***

If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

**Risks Related to the Securities**

***The Class CF Units will not be freely tradable until one year from the initial purchase date. Although the Class CF Units may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.***
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Class CF Units. Because the Class CF Units have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Class CF Units have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Class CF Units may also adversely affect the price that you might be able to obtain for the Class CF Units in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

***Investors will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until there is a change of control or sale of substantially all of the Company's assets.***
Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Series Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Investors are entitled to receive upon such conversion). In certain instances, such as a sale of the Company or substantially all of its assets, an IPO or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

***Investors will not have voting rights,***
Investors will not have the right to vote upon matters of the Company. Investors will never be able to freely vote upon any manager or other matters of the Company.

***Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.***
Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

***Investors will be unable to declare the Security in "default" and demand repayment.***
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

***The Company may never undergo a liquidity event.***
The Company may never receive a future equity financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If a liquidity event never occurs, the Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

***Equity securities acquired may be significantly diluted as a consequence of subsequent financings.***
Company equity securities will be subject to dilution. Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time. Such dilution may reduce the purchaser's control and economic interests in the Company.

The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Company securities.

***There is no present market for the Securities, and we have arbitrarily set the price.***
The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

***There is no guarantee of a return on an Investor's investment.***
There is no assurance that an Investor will realize a return on its investment or that it will not lose its entire investment. For this reason, each Investor should read this Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

*Legal Matters*
Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

*Additional Information*
The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

**THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PROSPECTIVE INVESTOR CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.**

**BUSINESS**

**Description of the Business**
Canopy is a biomedical innovation company focused on developing high performance, sustainable products. Our first product will be the world's first transparent NIOSH-certified N95 respirator. It offers superior performance and comfort while costing less per day than a disposable N95. Every day, healthcare professionals and frontline workers have to deal with Personal Protective Equipment (PPE) that gets in the way of their comfort, their breathing, and their communication. Not to mention, disposable N95 respirators create over 100,000 tons of landfill waste annually and can cost hospitals well over $1,000 per employee each year. We knew there had to be a better way, so we assembled a team of scientists, industrial designers, and healthcare professionals from leading innovation centers to engineer a respirator that truly takes care of the people who take care of us. Canopy is that next generation N95 respirator, but it's also so much more. It's a pledge we can each make to the well-being of the people and places we love. Future products include "filterless" filtration technology and virus-detecting filters.

**Business Plan**
The Company generates revenue through large B2B contracts, as well through online sales D2C.

**The Company's Products and/or Services**

| Product / Service | Description | Current Market |
|---|---|---|
| Canopy respirator | Novel, patent pending reusable N95 respirator | U.S. healthcare facilities as well as foodservice, hospitality, transportation and defense. The 2021 US market for N95 respirators is estimated at over $18B. |
| Canopy Shield | Novel, integrated face shield upgrade for Canopy respirator. Canopy Shield is currently in development, and expect to fulfill pre-orders starting in Q1 2021. | U.S. healthcare facilities as well as foodservice, hospitality, transportation and defense. |
| Canopy filter subscription | Novel ultra-performance replacement filter program | U.S. healthcare facilities as well as foodservice, hospitality, transportation and defense. |

**Competition**
 We categorize our competition into incumbent and challenger brands, and specific competitive products into the disposable or reusable category. Incumbent brands include 3M, Honeywell and Moldex. They manufacture both disposable and reusable respirators for use in healthcare and other occupational settings. These offerings are plagued by both extreme global shortages and major user dissatisfaction, with disposable N95 respirators having an average net promoter score (NPS) of between -49 and -33. Challenger brands include Envomask (by Sleepnet), Castle Grade and Octo. To date, Envo has developed the strongest following among healthcare workers, as it is the only competitor to have obtained NIOSH "N95" approval. Envo has two critical flaws. First, it relies on daily replacement filters at $2.50 each, for an annual cost of >$500. Second, it features an unfiltered exhalation valve which has been condemned by the CDC and has begun to be banned by hospitals. We feel that all competitive devices possess similar flaws either related to high annual cost, poor seal, or after-thought level consideration given to critical components such as headstrap or filter.

**Customer Base**
We expect the healthcare market to represent our largest vertical, and we plan to establish an electronic data integration with GHX, the industry standard hospital procurement system. Additionally, we have industry-specific sales, marketing and distribution plans for other frontline industries including foodservice, hospitality, transportation and defense. Retail: Canopy is available for sale direct-to-consumers via onecanopy.com. Customers can purchase respirators and sign up for recurrent filter subscription service. We expect the clinician self-purchase market to represent our largest vertical.

**Supply Chain**

We obtain our materials from multiple sources, none of which we are dependent upon. We have spent much time researching our supply chain and are prepared for any shortages or forcible changes should any provider become unavailable.

**Intellectual Property**

*Patents and Provisional Patent Applications*

| Patent/Publication Number/ Patent # | Type | Title | File/Grant Date | Country |
|---|---|---|---|---|
| 16/918,702 | Utility | Respirator | Filed 07/01/2020 | USA |
| 29/751,731 | Design | Respirator | Filed 09/23/2020 | USA |

*Trademarks*

| Application or Registration # | Goods / Services | Mark | File Date | Grant Date | Country |
|---|---|---|---|---|---|
| 88946805 | IC 009. US 021 023 026 036 038. G & S: Protection masks; protecting masks; protection face masks not for medical purposes; respiratory masks for non-medical purposes | CANOPY | 06/03/2020 | Published for Opposition 10/13/2020 | USA |
| 88946798 | IC 010. US 026 039 044. G & S: Sanitary masks for germ isolation; sanitary masks for medical purposes; sanitary masks for dust isolation for medical purposes; sanitary masks for dust prevention for medical purposes; sanitary masks for virus isolation purposes; face masks for use by health care providers; respiratory masks for medical purposes; surgical masks; masks for use by medical personnel | CANOPY | 06/03/2020 | Published for Opposition 10/13/2020 | USA |

**Governmental/Regulatory Approval and Compliance**

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

**Litigation**
The Company is unaware of any threatened or actual litigation against it.

**USE OF PROCEEDS**
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

The proceeds remaining after meeting offering expenses will be used as follows:

| Use of Proceeds (See Description Below) | % of Target Proceeds Raised | Amount if Target Raised | % of Maximum Proceeds Raised | Amount if Maximum Raised |
|---|---|---|---|---|
| Intermediary Fee | 6% | $1,500 | 6% | $64,200 |
| Inventory | 94% | $23,503.77 | 30% | $321,000 |
| Sales and marketing | 0% | 0 | 34% | $363,795.30 |
| Staffing | 0% | 0 | 30% | $321,000 |
| **Total** | **100.00%** | **$25,003.77** | **100.00%** | **$1,069,995.30** |

The Use of Proceeds table is not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

**Intermediary Fee**
This fee will be paid directly to the intermediary for assisting in conducting this Offering.

**Inventory**
These proceeds will be used for the production of inventory that can be used for sales, marketing, PR and order fulfillment. The amount of funds listed would fund the production and shipment of a sample Canopy respirator to every hospital in the United States.

**Sales and marketing**
These proceeds will be used for paid media (advertising) as well as additional staff to support our owned, earned and paid media. Example expenditures include $55,000 / year for a SEO and Public Relations firm, $100,000 / year for paid advertising on the Amazon platform, and $120,000 per year for Access Strategy Partners.

**Staffing**
These proceeds will be used for the hiring of additional associates for sales and support roles. The primary objective of these staff are to pursue enterprise and SMB sales in the non hospital sector. Up to four associates will be hired with approximate annual compensation of $50,000.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

**DIRECTORS**

The directors and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

| Name | Positions and Offices Held at the Company | Principal Occupation and Employment Responsibilities for the Last Three (3) Years | Education |
|---|---|---|---|
| Joseph Rosenberg | President | Founder, Grove North Ventures LLC<br>Founder and CEO, Grove Biomedical LLC | BA with Honors, NYU Gallatin School |

**Joseph Rosenberg**
A long-time leader on Google's Emerging Business Development team, Joe is an expert in cross-functional innovation, strategic partnerships, retail e-commerce, and enterprise sales.

**Key Personnel**

| Name | Positions and Offices Held at the Company | Principal Occupation and Employment Responsibilities for the Last Three (3) Years | Education |
|---|---|---|---|
| Douglas Clift | Head of Operations | Grove Biomedical - Head of Operations. 2020 - Present DaVita Kidney Care - Manager of Operations. 2016 - 2020 | BS Biomedical Engineering - University of Rochester. Class of 2012 |
| Qing Xiang "QX" Yee | Head of Product Development / Chief Engineer | Senior Engineer, DSO Labs (Singapore National Defense Agency) Founder and CEO, Ascent Bikes | BS/MS Bioeingineeing, Johns Hopkinds Center for Bioengineering Innovation and Design |
| Kim Rosenberg | Advisory Board Chair | Senior Vice President, Head of Pension Risk Transfer, Athene Vice President, Head of Distribution and Retirement Solutions, Legal and General Retirment American | BBA, Accounting, Pace University MBA, Marist College |
| Narissa Joyner, MD | Lead Medical Advisor | North Shore LIJ Health System - Attending Physician. 2014 - Present | M.D. - New York Medical College. Class of 2011 Bachelors in Sociology, Pre-Medicine - NYU. Class of 2005 |

**Douglas Clift**
A biomedical engineer turned operations leader, Doug drives product innovation and supply chain development for Canopy. Previously, Doug managed Operations Innovation for DaVita, a Fortune 200 global kidney dialysis service.

**Qing Xiang "QX" Yee**
QX holds an MS from Johns Hopkins University's Center for Bioengineering Innovation and Design. He's an expert in human-factors engineering, and prior to Canopy spent six years as a senior engineer at Singapore's national defense research agency.

**Kim Rosenberg**
While leading a $12B institutional retirement business, Kim brings her expertise building new business lines and providing bespoke financial solutions to Fortune 500 companies to Canopy's strategic growth, distribution, and organizational planning.

**Narissa Joyner, MD**
Experienced Emergency Medicine Attending Physician with a demonstrated history of working in the hospital & health care industry. Skilled in Research, Hospitals, Emergency Medicine, and Healthcare. Strong healthcare services professional graduated from New York Medical College.

*Indemnification*
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to New York law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

*Employees*
The Company currently employs 0 employees.

## CAPITALIZATION AND OWNERSHIP

### Capitalization

The Company has issued the following classes of Securities:

| Type/Class of security | Class A Units |
|---|---|
| **Amount Authorized** | 894,084 |
| **Amount outstanding/Face Value** | 794,084 |
| **Par Value (if applicable)** | N/A |
| **Voting Rights** | Yes |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may authorize additional Class A Units which may dilute the Security |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 77.19% |

| Type/Class of security | Class B Units |
|---|---|
| **Amount Authorized** | 211,416 |
| **Amount outstanding/Face Value** | 27,250 |
| **Par Value (if applicable)** | N/A |
| **Voting Rights** | No |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may authorize additional Class B Units which may dilute the Security |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 17.78% |

| Type/Class of security | Class CF Units |
|---|---|
| **Amount Authorized** | 190,730 |
| **Amount outstanding/Face Value** | 0 |
| **Par Value (if applicable)** | N/A |
| **Voting Rights** | No |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Company may authorize additional Class CF Units which may dilute the Security |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 0% |

| Type/Class of security | Warrant |
|---|---|
| **Amount Authorized** | $75,000 |
| **Units required upon conversion** | 19,412 |
| **Other material terms** | Warrant info: Exercisable until 12/10/22. Ability to purchase 19,412 additional units at $3.86 per unit |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 1.62% |
| **Conversion Terms** | Valuation discount interest rate other terms warrant % |

| Type/Class of security | Convertible Note |
|---|---|
| **Amount Authorized** | $150,000 |
| **Units required upon conversion** | 38,8242 |
| **Other material terms** | 24 month maturity; $4.25MM fixed conversion valuation; 15% discount. 5% interest, 10% interest upon default. Accelerated conversion upon liquidity event. |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 3.41% |
| **Conversion Terms** | Mandatory conversion upon $2.5MM equity financing; optional conversion upon any equity financing |

The Company has the following debt outstanding:

| | |
|---|---|
| **Creditor** | Kimberlee Rosenberg |
| **Amount outstanding** | $225,000 |
| **Interest Rate and Amortization Schedule** | 8.55% |
| **Other Material Terms** | Related Person Transaction |
| **Maturity Date** | 09/03/2023 |

| | |
|---|---|
| **Creditor** | Kimberlee Rosenberg |
| **Amount outstanding** | $129,550 |
| **Interest Rate and Amortization Schedule** | 7%; balance payable on demand |
| **Other Material Terms** | Related Person Transaction |
| **Maturity Date** | 12/06/2021 |

**Ownership**

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| Name | Number and type/class of security held | Percentage ownership |
|---|---|---|
| Grove North Ventures LLC (a company controlled by Joseph Rosenberg) | 795,000/Class A Units | 97% |

# FINANCIAL INFORMATION

**Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit C.**

### Operations

Grove Biomedical LLC ("the Company") was incorporated on April 24, 2020 under the laws of the State of New York, and is headquartered at 282 Katonah Avenue #537, Katonah NY 10536, United States. Canopy is a biomedical innovation company focused on developing high performance, sustainable products. Our first product will be the world's first transparent NIOSH-certified N95 respirator. It offers superior performance and comfort while costing less per day than a disposable N95. Every day, healthcare professionals and frontline workers have to deal with Personal Protective Equipment (PPE) that gets in the way of their comfort, their breathing, and their communication. Not to mention, disposable N95 respirators create over 100,000 tons of landfill waste annually and can cost hospitals well over $1,000 per employee each year. We knew there had to be a better way, so we assembled a team of scientists, industrial designers, and healthcare professionals from leading innovation centers to engineer a respirator that truly takes care of the people who take care of us. Canopy is that next generation N95 respirator, but it's also so much more. It's a pledge we can each make to the well-being of the people and places we love. Future products include "filterless" filtration technology and virus-detecting filters.

### Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

The Company had $207,303.744 in cash as of 12/11/2020. The Company has a burn rate of $17,275/month, leaving it with 12 months of runway.

The Company has $150,000 in convertible notes outstanding.

The Company has authorized 894,084 Class A Units, 794,084 of which are issued and outstanding. The Company has authorized 211,416 shares of Class B Units, 27,250 of which are issued and outstanding. The Company has authorized 190,730 shares of Class CF Units, 0 of which are issued and outstanding.

### Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering.

### Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

### Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

### Material Changes and Other Information

### Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see Exhibit C for subsequent events and applicable disclosures:
Since the completion of the financial review, we've awarded Class B equity grants to team members totaling 6,414. In total the company has issued 211,416 Class B units of which 27,250 have vested to date. Additionally, we have authorized 190,730 Class CF units for this Offering, authorized an additional 100,000 Class A units for an option pool, converted 916 Class A units to Class B units, issued a convertible note for $100,000 and $75,000 in warrants (see Capitalization Section), and raised $129,550 in a related party transaction.

**Previous Offerings of Securities**
We have made no issuances of securities within the last three years.

## THE OFFERING AND THE SECURITIES

### The Offering

The Company is offering up to $1,069,995.30 of the Securities under this Offering for a total of the Maximum Offering Amount. The Company is attempting to raise a minimum amount of the Target Offering Amount in this Offering with oversubscriptions to be allocated at the Company's discretion. The Company must receive commitments from investors in an amount totaling the Target Offering Amount by the Offering Deadline in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Target Offering Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

The Offering is being made through OpenDeal Portal LLC dba Republic, the Intermediary. In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security, indefinitely and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.** Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount of investments is reached. Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. **<u>Any investor using a credit card to invest must represent and warrant to not claim fraud or claw back their committed funds to cancel their investment commitment, any cancelled investment commitments must be requested through the Intermediary 48 hours prior to the Offering Deadline or Closing.</u>** The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Target Offering Amount and providing notice to the Investors. If any material change (other than reaching the Target Offering Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon closing of the Offering and the Investor will receive the Securities in exchange for his or her investment. Any Investor funds received after the initial closing will be released to the Company upon a subsequent closing and the Investor will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

In the event two-times the Minimum Amount is reached prior to the Offering Deadline (or such earlier time the Company designates pursuant to Reg. CF Rule 304(b)), the Company may conduct the first of multiple closings of the Offering early, provided all investors will receive notice of the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the new offering deadline to cancel their investment commitment. In the event the Company does conduct one of multiple closes, the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct a close if there will be more than twenty-one (21) days remaining before the Offering Deadline.

The Company may only conduct another close before the Offering Deadline if: (i) the amount of investment commitments made exceeds two times the amount committed at the time of the last close and at the time of the next close; and (ii) more than twenty-one (21) days remain before the Offering Deadline.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

Subscription Agreements for Omnibus Class CF Instrument are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Investor's funds will be returned without interest or deduction.

All investment commitments made in this Offering will be represented by a pro rata beneficial interest (based on the amount invested) in an Omnibus Class CF Instrument, as described in Exhibit E. Under the Omnibus Class CF Instrument, Securities sold in this Offering will be deposited into each Investors' custodial account with the Escrow Agent. In order to receive Securities from this Offering, Investors will be required to establish, or verify that they already have, an account with the Escrow Agent.

The price of the Securities was determined arbitrarily. The minimum amount that an Investor may invest in the Offering is $100.98.

**PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.**

*Commission/Fees*

6.0% of the amount raised

*Stock, Warrants and Other Compensation*

2.0% of the Securities being issued in this Offering.

*Transfer Agent and Registrar*

The Company will act as transfer agent and registrar for the Securities.

**The Securities**

We request that you please review this Form C, IPA instrument attached as Exhibit E, as well as the Operating Agreement attached as Exhibit F in conjunction with the following summary information. All capitalized terms that are not defined herein shall have the meaning assigned to the in the Operating Agreement.

**Authorized Capitalization**

The Company has authorized three classes of securities. Class A, Class B and Class CF. Please refer to Capitalization and Ownership above for information on the capitalization of the Company.

**Rights and Duties of the Manager**
The business and affairs of the Company shall be managed by the Manager. All decisions concerning the business and affairs of the Company shall be made by the Manager. The Manager may not be removed by the Members unless and until the Manager resigns or sells, transfers or otherwise disposes of all of its Interest in accordance with the terms of the operating agreement. The Manager is hereby authorized to make all management decisions of the Company on behalf of the Members.

**Fees Paid to the Manager**
The Manager may designate and receive compensation for itself acting as the Manager of the Company or designate and pay such compensation to any other Person to whom the duties of the Manager may be delegated. All costs and expenses actually incurred in connection with the organization of the Company and the ongoing operation or management of the business of the Company shall be borne by the Company. The Company shall reimburse the Manager for all out-of-pocket costs and expenses incurred by the Manager in connection with the organization and business of the Company.

**Dissolution & Termination**

Dissolution . The Company shall be dissolved upon the occurrence of any of the following events:
(a) the determination of the a Majority-in-Interest of the Class A Members;
(b) the entry of a decree of judicial dissolution under the Act; or
(c) upon the sale of all or substantially all of the assets of the Company.

Notwithstanding anything contained herein to the contrary, the bankruptcy, death, dissolution, expulsion, incapacity or withdrawal of a Member shall not result in the dissolution of the Company.

Distribution of Assets Upon Dissolution . In settling accounts after dissolution, the liabilities of the Company shall be entitled to payment in the following order:
(d) first, to the payment of the expenses of liquidation;
(e) then, to the setting up of any reserves which the Manager deems necessary or desirable for any contingent or unforeseen liabilities or obligations of the Company; and
(f) thereafter, to the Members

## Voting and Control

Only the Company's Class A unitholders may vote on Company matters as outlined in the Operating Agreement.

## Distributions

Any net cash flow from the Company, as defined in the operating agreement, will be distributed to the Members in the following order of priority at such times and in such amounts as the Manager shall determine:
(i) to creditors of the Company, including Members who are creditors, to the extent permitted by law, in satisfaction of the liabilities of the Company (whether by payment or the making of reasonable provision for payment thereof);
(ii) to the Class A Members, in proportion to their unrecovered capital contributions, if any, until the unrecovered capital contributions of the Class A Members have been reduced to zero; and
(iii) the balance, if any, to the Members in accordance with their respective percentage interests.

## Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Investor may eventually have in the Company.
Only Class A Members may vote to authorize additional units which may dilute the Company's securities.

## Drag Along Rights
A Majority-in-Interest of the Class A Members may require all other Members to transfer their Membership Units in a transaction which constitutes a bona fide sale and assignment of all of the Membership Units of the Company to any third party that is not a Permitted Transferee.

To exercise such right, the Dragging Members shall send (or shall cause the Manager to send) a written notice to each Drag-Along Member, setting forth the consideration to be paid by the third party purchaser and the other terms and conditions of such transaction. Each Drag-Along Member shall be required to consummate the Drag-Along Sale for the amount of consideration and under the terms and conditions set forth in the Drag-Along Notice, as adjusted for pre-existing differences in the rights and privileges among the classes of Membership Units. At the consummation of the purchase of such Membership Units by the third party purchaser, the Drag-Along Members shall deliver to the Manager duly executed instruments of transfer for their Membership Units. If one or more of the Drag-Along Members fails to deliver such instrument of transfer to the Manager, the Manager shall cause the books and records of the Company to show that such Membership Units are bound by the provisions of the operating agreement and that such Membership Units shall be transferred only to the third party purchaser. In the event one or more of the Drag-Along Members fails to deliver the duly executed instruments of transfer to the Manager as required herein, then the Manager may execute any documents as shall be required for the purpose of transferring any Membership Units on the books and records of the Company, including but not limited to, an instrument of transfer as required by the operating agreement and the Manager is hereby deemed appointed an attorney-in-fact of each such Drag-Along Member for the purpose of effectuating the transfer.

## Right of First Refusal
Except in connection with a permitted transfer as set out in the operating agreement, in the event that any member receives a bona fide offer from any person, including another member, to acquire all or any portion of the selling member's membership units, which offer the selling member is willing to accept, the selling member may not sell, transfer, exchange or assign the offered Units without first giving the Class A Members a right of first refusal to acquire the offered Units. Each Class A Member may assign its right of first refusal for all or any portion of the offered Units to any third party.

In the event any Class A Member and/or its Designee does not exercise its right to acquire their pro rata share of the Offered Units, then those Class A Members that exercised their right shall have the second right to acquire their pro rata share of any remaining Offered Units. This process shall continue expeditiously so long as any Class A Member desires to purchase any remaining Offered Units until all Offered Units are acquired or until the Class A Members elect not to purchase any further Offered Units. In the event that any Offered Units remain (i.e. not acquired by a Class A Member) after the operation of the foregoing process, the Selling Member shall be free to sell the remaining Offered Units to the third party purchaser set forth in the Offer upon the terms and conditions set forth in the Offer within the time period set forth in the Offer.

**Restrictions on Transfer**

no Member may Transfer all or any part of such Member's Membership Units without the consent of the Company's Manager, which consent may be given or withheld in the sole discretion of the Manager, and any attempt to do so shall be null and void. Further, unless otherwise provided in the operating agreement, any transfer shall not give the transferee the right to be admitted as a substitute member. No transfer of any Membership Units shall relieve the transferring Member of any liability to the Company or the other Member that arose prior to the transfer. Any permitted transfer will not become effective until the transferee is admitted by the manager, with all accompanying paperwork.

Notwithstanding the foregoing, any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

## TAX MATTERS

**EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.**

**TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.**

**Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.**

**EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.**

## TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty (20%) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction, whether historical or contemplated, where the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) and the counter party is either (i) Any director or officer of the issuer; (ii) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:
The founder Kimberlee Rosenberg has loaned the Company $354,550.

**EXHIBIT B**

*Disclaimers*

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

**NASAA UNIFORM LEGEND**

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

**SPECIAL NOTICE TO FOREIGN INVESTORS**

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

**NOTICE REGARDING THE ESCROW AGENT**

PRIME TRUST LLC (THE "*ESCROW AGENT*") SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

**Forward Looking Statement Disclosure**

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

***Disclaimer of Television, Radio, Podcast and Streaming Presentation***

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

**EXHIBIT C**
*Financials*

# Grove Biomedical LLC

(a New York Limited Liability Company)

## Unaudited Financial Statements

For April 24, 2020 (inception)

Reviewed by:



TaxDrop LLC

A New Jersey CPA Company

# Financial Statements

# Grove Biomedical LLC

Table of Contents



CPA & Advisor

**INDEPENDENT ACCOUNTANT'S REVIEW REPORT**

September 18, 2020

To:      Board of Directors of Grove Biomedical LLC
         Attn: Joseph Rosenberg, President

Re:      2020 Financial Statement Review
         Grove Biomedical LLC

We have reviewed the accompanying financial statements of Grove Biomedical LLC (the "Company", which comprise the balance sheet as of April 24, 2020 (inception) and the related statements of income, equity, and cash flows for the date then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in accordance with accounting principles generally accepted in the United States of America.

**Going Concern**

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

**TaxDrop**

TaxDrop LLC
A New Jersey CPA Company

**GROVE BIOMEDICAL LLC**
**BALANCE SHEET**
**As of April 24, 2020**
**(Unaudited)**

ASSETS

Current Assets
    Cash and cash equivalents      $      0

Total Assets      $      0

LIABILITIES AND MEMBERS' CAPITAL

Total Liabilities      $      0

MEMBERS' CAPITAL

    Class A units      0
    Class B units      0
    Retained earnings      0

Total Members' Capital      0

Total Liabilities and Members' Capital      $      0

**The accompanying notes are an integral part of these financial statements.**

**GROVE BIOMEDICAL LLC**
**STATEMENT OF OPERATIONS**
**For Period April 24, 2020 (Inception) through April 24, 2020**
**(Unaudited)**

|  | 2018 |
|---|---|
| Revenues | $ 0 |
|   Operating expenses | 0 |
| Net Income | $ 0 |

**The accompanying notes are an integral part of these financial statements.**

**GROVE BIOMEDICAL LLC**
**STATEMENT OF MEMBERS' CAPITAL**
**For Period April 24, 2020 (Inception) through April 24, 2020**
**(Unaudited)**

| | Class A Units | Class B Units | Retained Earnings | Total Members' Capital |
|---|---|---|---|---|
| Balance as of April 24, 2020 | 0 | 0 | $ 0 | $ 0 |

**GROVE BIOMEDICAL LLC**
**STATEMENT OF CASH FLOWS**
**For Period April 24, 2020 (Inception) through April 24, 2020**
**(Unaudited)**

| | | |
|---|---|---:|
| **Cash Flows from Operating Activities** | | |
| Net Income (Loss) | $ | 0 |
| | | |
| Net cash used in operating activities | | 0 |
| | | |
| **Cash Flows from Investing Activities** | | |
| Net cash used in investing activities | | 0 |
| | | |
| **Cash Flows from Financing Activities** | | |
| Net cash provided by financing activities | | 0 |
| | | |
| Net change in cash and cash equivalents | | 0 |
| | | |
| Cash and cash equivalents at beginning of period | | 0 |
| Cash and cash equivalents at end of period | $ | 0 |

**The accompanying notes are an integral part of these financial statements.**

**GROVE BIOMEDICAL LLC**
**NOTES TO FINANCIAL STATEMENTS**
**AS OF APRIL 24, 2020 (INCEPTION)**

NOTE 1 – NATURE OF OPERATIONS

Grove Biomedical LLC (which may be referred to as the "Company", "we," "us," or "our") was registered in New York on April 24, 2020. The Company provides reusable N95-style respirators. The Company's headquarters are in Waccabuc, New York. The company began operations in 2020.

The Company has a very limited operating history. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 6). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 7) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents.  Cash consists of funds held in the Company's checking account. As of April 24, 2020 (Inception), the Company had $0 of cash on hand.

Fixed Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to forty years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for April 24, 2020 (Inception), as the Company does not have any fixed assets as of April 24, 2020 (Inception).

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling reusable N-95-style respirators. The Company's payments are generally collected upfront. As of April 24, 2020 (Inception), the Company is pre-revenue.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of April 24, 2020 (Inception) the company had no accounts receivable.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INCOME TAXES

The Company will file its income tax return for the year ending December 31, 2020, in 2021, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 – MEMBERS' CAPITAL

The Company has the following types of membership units:

Class A Units

The Company has Class A membership units ("Class A Units") that are responsible for appointing the manager of the Company. The manager is authorized to make all management decisions on behalf of the members. As of September 17, 2020, the Company has 793,000 Class A Units outstanding, owned by its managing member Grove North Ventures LLC.

Class B Units

The Company has Class B membership units ("Class B Units") that are intended to represent profit interests. The Class B Units are issued as compensation for services provided, or to be provided to the Company by employees, managers, consultants, independent contractors, and/or advisors. Members holding Class B Units receive a share of the profits, but do not assume a share of the management of the Company. Class B Units vest over a period agreed to at the time of the grant. When the Company issues Class B Units the number of units issued is taken out of the outstanding Class A Units. As of September 17, 2020, the Company has 205,002 Class B Units outstanding.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 6 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2020. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 7 – SUBSEQUENT EVENTS

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

Issuance of Membership Units

In May 2020, the Company issued 793,000 Class A Units for a purchase price of $100, with Class A founder contributions totaling $275,000. In May through September 2020, the Company issued 205,002 Class B Units to advisors and consultants. The Class B Shares vest either on a time-based schedule, or an activity-based schedule, 120,002 based on time, and 85,000 based on activities. The following table shows the vesting of the time-based units of the following years.

| Year Ended December 31, | Units Vested |
|---|---|
| 2021 | 62,500 |
| 2022 | 43,541 |
| 2023 | 9,168 |
| 2024 | 4,793 |

Issuance of Promissory Note

In September 2020, the Company issued a promissory note totaling $225,000 to a member of the Company. The note has an interest rate of 8.55%, and a maturity date of September 3, 2023. The note is unsecured.

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Simple Agreements for Future Equity ("SAFEs"). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

Management's Evaluation

Management has evaluated subsequent events through September 18, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

**EXHIBIT D**

*Offering Page found on Intermediary's Portal.*



| | |
|---|---|
| **Company Name** | Canopy |

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**Logo**



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**Headline**

The next generation, reusable N95 - for the world's well-being.

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**Hero Image**



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**Tags**

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**Pitch text**

## Summary

- Patent-pending, transparent respirator system solves N95 flaws
- Shipping in Q1 '21. Saves hospitals >50% on PPE; quickly pays for itself
- Led by Google, Johns Hopkins, DaVita, Boston Scientific & Pall alumni
- Strong unit economics, razor / blade model & lean cost structure
- >$1B annual enterprise pipeline managed by med-device sales veterans
- Upcoming pilot with Northwell, New York's largest health system
- Little true competition despite high demand for a reusable N95 replacement

**Problem**

# Catastrophic global shortage of the N95 respirator: an expensive, uncomfortable and wasteful half-century-old design



Every day, healthcare professionals and frontline workers have to deal with Personal Protective Equipment (PPE) that gets in the way of their comfort, their breathing, and their communication. Disposable N95 respirators currently on the market date back to the 1960's, irritate skin, fog up glasses, force re-breathing of toxic carbon dioxide and create barriers between essential workers and their patients and customers. Not to mention, these devices create over 100,000 tons of landfill waste per year and can cost hospitals over $1,000 per employee annually.

**We deserve better.**

**Solution**

# Meet Canopy: The supremely comfortable, transparent, reusable, and affordable N95 respirator



Since late **March 2020** a team of entrepreneurs, material scientists, biomedical engineers, industrial designers, clinicians, hospital administrators, and former FDA officials has been quietly working with the CDC and NIOSH to develop and commercialize **Canopy, the next-generation reusable N95 respirator**. Canopy is led by alumni from top research institutions and innovation hubs including:



(Canopy is not affiliated with, nor endorsed by, the above institutions)

**Shipping in Q1 2021**, every aspect of Canopy was **developed based on direct feedback from healthcare professionals and frontline workers.** Over the past seven months our team of Johns-Hopkins-trained biomedical engineers and former Nike industrial designers brought the concept to life.

Finally, Canopy built a **supply chain of some of the world's largest**, most sophisticated medical device and filtration **contract manufacturers and logistics providers** to rapidly deploy Canopy on a mass-scale.

**Canopy's patent-pending** system solves for the top shortcomings of current N95 respirators. Most importantly, Canopy's novel filter design doesn't use globally-scarce meltblown textiles.

- **Cost**: Substantially reduced total cost of ownership can save hospitals thousands of dollars per year per employee compared to disposable N95s
- **Availability:** Canopy does not rely on globally-scarce meltblown filters, and has **partnered with the world's largest sterile air filter OEM** to manufacture our proprietary filtration solution

- **Comfort**: Silicone face seal does not cause skin abrasions

- **Breathability**: Canopy's novel, proprietary filter has 3x the surface area of a disposable N95

- **Communication**: Canopy is transparent, enabling lip-reading and smiling

- **Waste**: Converting to Canopy eliminates up to 100 lbs. of annual landfill waste per user

- **Durability**: Canopy is sterilizable, dishwasher safe, and can be sanitized with any hospital-grade disinfectant wipe

- **Safety**: Canopy is a 'half-face' respirator with a seal that goes *under* the chin and has wings that cover the cheeks, enabling talking/smiling vs. less reliable 'quarter-face' competitors that rest *on* the chin and run the risk of a broken seal when talking or smiling.

**Harvard Business Review**

October 20, 2020

**CANOPY**

**Essential Workers Need Better Masks**

"The ideal N95 replacement would feature the following attributes:"

**Cost effective** ✓ Saves hospitals 50-67% per year vs. disposables

**Reusable** ✓ Compatible with most common disinfectant wipes; six week filter replacement cycle

**Airtight seal and no exhale valve** ✓ Biocompatible silicone seal, bilateral filtration and enhanced breathability

**Few short-term supply limits** ✓ Mass-scale supply chain and global fulfillment infrastructure

## Product

# Clinician-designed, hospital-grade respirator with proprietary replacement filter

**Shipping in Q1 2021**, every aspect of Canopy was developed based on direct feedback from healthcare professionals and frontline workers. Over the past seven months our team of Johns-Hopkins-trained biomedical engineers and former Nike industrial designers brought the concept to life. Finally, Canopy built a supply chain of some of the world's largest, most sophisticated medical device and filtration contract manufacturers and logistics providers to rapidly deploy Canopy on a mass-scale.

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**Patent-pending filter**: Designed by a team with over 100 patents in medical filtration, Canopy's radially-pleated, patent-pending filter has 3x the surface area of a standard N95, giving users the space to breathe easily. Importantly, Canopy's filter does not rely on electrostatically-charged meltblown filters. Our raw materials are not in short supply.

**Up to 99.8% filtration efficiency** under certain conditions in third-party testing conducted by Drs. Rob MacCuspie, Cary Hill and Matthew Hull at NanoSafe, Inc.

## Experimental Setup

- Poly(ethylene terephthalate) glycol (PETG) sheets of 0.5 mm thickness were cut and bonded to the open faces of each cartridge using thermoplastic adhesive
- Ports were attached and bonded for connection to characterization equipment
- Cartridges were placed within the testing chamber with sampling tubing connected externally to characterization equipment
- In chamber particulate background was measured before and after sequential testing of cartridges



## Results

- Test cartridges demonstrated greater than 99% filtration efficiency (by number) of the NaCl challenge aerosol inboth 10-420 nm and 0.325 µm diameter ranges
- Background hysteresis (concentration before and after cartridge testing) was less than 2.2%



| Sample | Particulate Concentration (#/cm³) | Filtration Efficiency |
|---|---|---|
| Background | 1.77e5 +/- 136 | - |
| Cartridge 1 | 311 +/- 51 | 99.82% |
| Cartridge 2 | 425 +/- 181 | 99.76% |
| Cartridge 3 | 432 +/- 23 | 99.76% |
| **Average** | | **99.78%** |
| **Standard Deviation** | | **0.04%** |



| Sample | Particulate Concentration (#/cm³) | Filtration Efficiency |
|---|---|---|
| Background | 1.30e3 +/- 48 | - |
| Cartridge 1 | 2.6 +/- 2.1 | 99.80% |
| Cartridge 2 | 14.7 +/- 0.3 | 98.87% |
| Cartridge 3 | 5.28 +/- 0.3 | 99.59% |
| **Average** | | **99.42%** |
| **Standard Deviation** | | **0.49%** |

**Transparent front lens:** Canopy's transparent front lens and permanent anti-fog coat means users can interact with patients, customers, friends, and family in a way that allows them to see and be seen, express empathy, smile, and communicate effectively.

**Biocompatible silicone seal:** Canopy's form-fitting silicone seal is soft on the skin and snug on the face, guarding users from exposure without leaving "bridge of honor" skin abrasions behind. Each respirator also comes with easy-to-adjust neck straps and a headpiece so comfortable users forget it's there.



**Durable yet comfortable materials:** Canopy is made from durable, high-performance polymers that are simple to wipe down with common disinfectants, enabling easy cleaning and sustainable re-use.

**Mass-scale US based supply chain:** All but two of Canopy's components are made in the United States and assembled at one of the country's largest ISO 13485 / 9001 medical contract manufacturing facilities.

**No metal parts:** Canopy can be worn anywhere in the hospital, even near X-Ray and MRI machines.

**Utility Patent:** Canopy was accepted into the USPTO's COVID "TrackOne" fast track program. We've received our office action / response and will be receiving a full patent in mid 2021.

**Customization:** Corporate branding and custom colors available by request.



**Product Roadmap**: Canopy has developed working prototypes of a consumer-grade respirator variant along with a line of interchangeable filters that can be stockpiled for Chemical, Biological, Radiological and Nuclear hazards. We've also begun R&D and partnerships work for virus-detecting and virucidal filters.

**Short term roadmap:**

- Integrated face shield (ETA Q1 2021)



- Fabric strapping system (ETA Q1 2021)



- White-labeled, branded cleaning solutions (wipes, tablets, sprays)
- Full suite of interchangeable N, P, & R rated filters for CBRN hazard stockpiling

**Traction**

## Fulfilling initial shipments and launching hospital pilots in Q1 2021

While operating in stealth mode, Canopy has **completed tooling** and validation testing,  has signed **multi-year agreements with some of the world's largest OEM medical device and filtration manufacturers**. Our supply chain and global fulfillment infrastructure is ready to begin fulfilling orders in January.  Canopy can fulfill $50MM in 2021 order volume without making additional capital investment in production or fulfillment infrastructure.



Northwell
Health

**Northwell Health**, **New York's largest health system,** will lead an evaluation comparing Canopy against incumbent disposable N95s to demonstrate key benefits such as comfort, breathability, patient experience and economic value. Northwell's Emergency Medicine Research Consortium developed the protocol in collaboration with the Canopy team.

"Given the significant limitations, drawbacks and shortages of existing PPE, **we are eager for our staff to begin testing Canopy in the clinical setting**. It cannot come soon enough." --Dr. Yves Duroseau MD MPH, Chief of Emergency Medicine at Lenox Hill Hospital, part of Northwell Health.

Canopy is also working with researchers at Emory University to evaluate the impact of clear respirators on patient anxiety levels.

Prior to officially launching we've received **tremendous inbound interest, sample requests and purchase requests** from hospital procurement officers, epidemiologists, doctors, nurses, medical leaders, and government officials from institutions including:



HARVARD MEDICAL SCHOOL
Boston Children's Hospital
JOHNS HOPKINS MEDICINE
NewYork-Presbyterian
COLUMBIA UNIVERSITY MEDICAL CENTER
UNIVERSITY OF ILLINOIS Hospital & Health Sciences System
Veterans Health Administration
UNIVERSITY of VIRGINIA HEALTH SYSTEM

Canopy has entered into a strategic partnership with a Access Strategy Partners, Inc. (ASPI), a sales organization led by executive-level veterans from both the buy and sell side of the healthcare procurement market. The ASPI collectively has **billions of dollars worth of medical device sales and purchasing experience**, and will be leading our enterprise healthcare sales strategy.

In addition to our enterprise sales, Canopy's product suite will be available through our owned and operated e-commerce website, and Canopy "Starter Kits" will be available on across **mass-distribution platforms** including:









**Customers**

# Taking care of the people who take care of us

Canopy was created in response to a mass shortage of N95 respirators at the onset of COVID-19. Relying on the expertise of healthcare professionals, we designed Canopy so that anyone on the front lines can do their job without the fear of putting themselves or their loved ones at risk.

For those of us who don't work on the front lines, we too have seen the benefits of having a comfortable and reusable mask to protect ourselves, and the people we love, from fast-spreading illness, wildfire smoke, and poor air quality.







Healthcare professionals　　　　Frontline workers　　　　Individuals & Families

**Business Model**

# Hybrid B2B & B2C strategy with recurring subscription

The Canopy team has developed a **highly capital-efficient operating model** that ensures product and operational excellence through strategic partnerships with best-in-class sales, mass-scale **contract manufacturing, third-party logistics** and back-office service

providers. These partnerships are structured primarily on a variable cost or commission basis, allowing Canopy to **remain lean** while ensuring supply chain stability and that the **resources to support rapid growth are available on demand.**

As a company founded in response to the COVID-19 Pandemic, Canopy is not saddled with traditional overhead such as office leases or large travel budgets**.** Our **profitable unit-economics** yield strong contribution margins at all sales volumes, and our **razor / razor-blade** model ensures recurring revenue streams across customer segments.

We expect to become **cash flow positive and to begin making initial distributions to investors in 2021,** while maintaining a sufficient capital position to meet demand and fuel growth in the form of strategic product roadmap development and geographic expansion.

**Subscription Model:** Enterprise customers receive preferred pricing with high volume orders and annual supply agreements to ensure constant N95 compliance. Online self-purchasers can replenish filters as desired or sign up for subscribe-and-save auto-renewals.



Nationwide 2-day ground shipping coverage.

Us-based global fulfillment capabilities.

Intelligent warehouse management system.

| 99.9% | 99.8% |
|---|---|
| Order accuracy | On-time delivery |

**Multi-channel fulfillment Operations**: Our high-volume, low-defect fulfillment network was built for modern, multi-channel commerce. Inventory pooling means all sales channels leverage the same warehouse inventory, with real-time availability, nationwide 2-day ground shipping coverage and AI-based forecasting / replenishment.

### Market

## A $17B+ market

With the mass shortage of N95 respirators, we stand to capture a meaningful share of a **>$17B market**. Beyond the immediate pandemic-related need, institutional buyers are in the market to convert away from disposable respirators to reusable solutions.


Frontlines
$2 Billion
CANOPY
$17 Billion
Healthcare
$12.58 Billion
General Public
$2.6 Billion

While incumbent disposable supply has been steadily increasing to meet demand, a desire to convert away from disposables, matched with few reusable alternatives, creates a major opportunity for Canopy.

Canopy expects to be the **first NIOSH-certified reusable respirator designed specifically for medical professionals,** and the **first new reusable respirator design approved by NIOSH since the pandemic began.**

Canopy's novel filter design doesn't use globally-scarce meltblown textiles. Every other attempt to design a new mask still calls for the same, unavailable raw material already used in traditional N95s.

## Competition

# Desire to abandon disposable N95s met with few reusable alternatives

| | Disposable N95 | Envomask | Reusable "Gas Mask" | Powered Air Purifying Respirator "PAPR" | TEAL Bio | Canopy |
|---|---|---|---|---|---|---|
| Product | 3M MOLDEX Honeywell | envo'mask | 3M MOLDEX Honeywell | 3M | MIT | CANOPY |
| Annual TOC | $$$$ | $$$ | $$ | $$$$ | Not Commercialized | $$$ |
| Pros | Low unit cost / Expanding supply / Industry standard | Comfortable seal / Low profile design / Made in USA | Inexpensive / Proven history | Highest grade protection | Transparent / Senses filter saturation / Multi-institutional trial | Lower total cost of ownership than disposables / Transparent / Comfortable and breathable |
| Cons | High total cost of ownership / Volatile pricing / Uncomfortable / High environmental impact / Not intended for reuse | Exhalation valve = banned by CDC / Difficult to replace filters / High total cost of ownership / Doesn't fit under chin | Uncomfortable / Difficult to breathe / Intimidating aesthetic / Audibility challenges / Limited availability | Bulky and heavy / Intimidating aesthetic / Expensive | Requires daily filter replacement / Uncertain timeline for availability | Newest technology / shortest track record / Larger physical profile than some alternatives |

The team at Canopy **worked with healthcare professionals and government officials at the CDC and NIOSH** to create a respirator that **solves for all the pain points** of current N95 respirators.

According to recent news reports, **Canopy's closest competitor**, Envo Mask, introduced their device in Q4 2019 and is selling 1600-2000 units per day. At MSRP, that represents a **$46MM - $58MM annual run rate.** Canopy's design solves for all of the Envo Mask shortcomings. And ClearMask, a transparent disposable non-N95 surgical mask, is on track to hit $40MM of sales in 2020.

## Vision

# Creating sustainable products that increase comfort, safety, and performance

Canopy is the next generation respirator, but it's also so much more. It's a pledge we can each make to the well-being of the people and places we love.



Beyond the initial respirator, **Canopy's mission is to protect the world's well-being by creating sustainable products that increase comfort, safety, and performance.** We are exploring additional opportunities to replace single-use products in the clinical setting with superior-performance, more economically efficient alternatives while simultaneously reducing waste.

We're proud to be a **certified B Corporation pending**, the highest rating a company our age (less than 12 months) can achieve, and Canopy sales **directly address 9 of the 17 UN sustainable development goals.** Our forthcoming 501(c)(3) nonprofit, 'One Canopy,' will partner with leading NGOs, governments, and public health organizations to distribute Canopy respirators to populations in need, domestic and abroad.



**Investors**

# Capital raise of $1M

To date, we've built Canopy exclusively with founder capital from Grove North Ventures, our founder and CEO's investment vehicle.

## Grove North Ventures

To supplement our investment, Canopy is raising up to $1.07M to:

- Accelerate sales and marketing initiatives
- Build inventory for rapid fulfillment
- Launch multi-channel paid media campaign
- Pursue product roadmap
- Expand sales and marketing team to support demand

With the current raise, we'll be able to achieve positive cash flow and set in-motion a substantial inventory build, enabling us to quickly fulfill orders and get Canopy into the hands of those frontline workers who need it most.



**Founders**

# Meet our founder & CEO Joe Rosenberg

Canopy was created by scientists, industrial designers and healthcare professionals who have studied and worked at leading research institutions and innovation centers.





**Qing Xiang Yee**

Head of Product





**Doug Clift**

Head of Operations





**Kim Rosenberg**

Advisory Board Chair



From 2010-2018, **Joe** was intimately involved in Google's efforts to revolutionize retail e-commerce, leading the partnership development and management strategy for projects including Google Express and Purchases on Google. He's partnered with the country's largest retailers to build innovative business growth strategies.

Joe has created first-of-their-kind partnership deals between Google and organizations in both the retail and financial services industries, including negotiating agreements impacting more than $1B of Google e-commerce transaction volume.

In May 2018 Joe founded Grove North Ventures. Grove provides business incubation and acceleration services, specializing in e-commerce business development. It helps to bring innovative companies and products to the world, building their infrastructure, cultivating strategic partnerships, and developing go-to-market strategies to enable growth early in a company or product lifecycle. Joe frequently advises large companies and top-tier consulting and investment firms in the e-commerce and retail industries as well as on digital transformations. Joe earned a BA with honors from the Gallatin School at NYU in 2010, and is the co-founder of Subject to Change Wine Company, a natural winery in California.

—

A Singapore native, **QX** was awarded the prestigious Defense Science and Technology Scholarship in 2009 by the Singapore government. After graduating with top honors in 2013 from Johns Hopkins University with a B.S in Biomedical Engineering and MSE in Bioengineering Innovation and Design, QX returned to Singapore to work at DSO National Laboratories, Singapore's national defense research lab.

During his 6-year tenure at DSO, QX specialized in soldier performance, developing products such as the patented A-Lite backpack, which reduced soldier fatigue by properly distributing heavy loads. The backpack received the company's Innovation award, and is currently standard-issue for the Singapore Army.

QX's team drove DSO's product development strategy. For his work in shaping the workflow and user interface for the Xentinel counter-drone vehicle, QX was awarded the KINETIC award, the company's highest internal award.

—

Prior to joining Canopy, **Doug** spent five years in Operations Innovation management at DaVita, Inc., solving the company's most pressing process & operations challenges. Doug's work included restructuring and streamlining the customer service model for DaVita's in-house pharmacy, developing and implementing a new electronic health records system to drive enhanced dialysis outcomes, and addressing process and documentation issues that were inhibiting Home Dialysis programs from full billings. Doug's efforts contributed to over $20M annual operational cost reductions, as well as significant improvements to work culture and employee satisfaction.

While at DaVita, Doug also had a leading role in sustainability work on the headquarters campus, and led a team focused on waste reduction to realize sustainable 15% reduction in total waste over two years.

—

**Kim** currently serves as Senior Vice President, Head of Pension Risk Transfer (PRT) at Athene and is responsible for the management and growth of the company's PRT business.

Prior to joining Athene, Kim served as Vice President, Head of Distribution & Retirement Solutions for Legal & General's US PRT business. As a founding member of the business in 2015, Kim led sales, marketing, client solutions and business strategy, growing the business to nearly $4 billion in assets. She previously served as the Deputy Head of Distribution for Legal & General's US investment business where she worked with corporate pension and insurance clients to implement Liability Driven Investment and fixed income strategies.

Prior to Legal & General, she served as a Director with Cutwater Asset Management, where she helped transform Cutwater to a pension risk management business post-financial crisis where she led the development of pension de-risking strategies and insurance solutions for institutional clients. Kim also led asset-liability management for Cutwater's $30 billion spread-lending business and held risk roles focused on market risk, hedging, and liquidity management.

A recognized leader in the pension industry, Kim was named to LIMRA's Rising Stars in Retirement Under 40 List and has published numerous research pieces on pension risk management.

Kim holds a BBA in public accounting and an honors degree from the Pforzheimer Honors College at Pace University where she graduated magna cum laude. She also holds an MBA from Marist College.

**Team**

| | | | |
|---|---|---|---|
| | Joe Rosenberg | Founder & CEO | A long-time leader on Google's Emerging Business Development team, Joe is an expert in cross-functional innovation, strategic partnerships, retail e-commerce, and enterprise sales. |
| | Qing Xiang Yee | Head of Product | QX holds an MS from Johns Hopkins University's Center for Bioengineering Innovation and Design. He's an expert in human-factors engineering, and prior to Canopy spent six years as a senior engineer at Singapore's national defense research agency. |
| | Doug Clift | Head of Operations | A biomedical engineer turned operations leader, Doug drives product innovation and supply chain development for Canopy. Previously, Doug managed Operations Innovation for DaVita, a Fortune 200 global kidney dialysis service. |
| | Kim Rosenberg | Advisory Board Chair | While leading a $12B institutional retirement business, Kim brings her expertise building new business lines and providing bespoke financial solutions for Fortune 500 companies to Canopy's strategic growth, distribution, and organizational planning. |
| | David Narrow | Life Sciences Advisor | Co-founder & CEO of Sonavex, a commercial stage ultrasound solutions startup, David is Canopy's lead advisor. He has recently been recognized by Forbes 30 Under 30 Healthcare and Baltimore's Top BioHealth Startup CEO in 2019. |
| | Tom Gsell, PhD | Lead Filtration Advisor | In his 36-year tenure leading Materials R&D for Pall Life Sciences & Industrial divisions, Tom has co-invented over 100 patents, including the groundbreaking process for blood leuko-depletion. |

| | | | |
|---|---|---|---|
| | Kwame Ulmer | Regulatory Affairs Advisor | A trained engineer who served as Deputy Director at the FDA for 12 years, Kwame has been instrumental in helping Canopy navigate the necessary regulatory path to bring our flagship product to customers safely, thoughtfully, and quickly. |
| | Amanda Gordon | Customer Experience Advisor | |
| | Debbie Prenatt | Sustainability Advisor | |
| | Narissa Joyner, MD | Lead Clinical Advisor | An Attending Emergency Medicine Physician at Northwell, Narissa has a background in research, emergency medicine, and healthcare. She also happens to be Joe's neighbor and the inspiration for Canopy. |
| | Joshua Boggs | Product Designer | |
| | Paloma Aelyon | Storyteller | |
| | Adam Pozdro | Industrial & Graphic Design | Adam's design language touches all aspects of Canopy's physical and digital products. He's top in his class at DAAP, one of the world's top design schools. |
| | Noelle Cassier | Digital Marketing & Community Engagement | Noelle supports Canopy's strategic initiatives across product, distribution and community engagement. She graduated Magna Cum Laude from Duke in May 2020. |
| | James McGrath, PhD | Nanoscale Filtration Advisor | |
| | Victoria Lee, PhD | Material Science Advisor | |
| | Kirby Smith | User Experience Researcher | |
| | John Connolly, EdD | Physician Engagement Advisor | |

| | Jacqueline Terry | Head of Fulfillment & Logistics | Expertise in Process Management, Hyper Growth, Call Centers, and Operational Planning / Demand Modeling. Global expansion expert, launching products in 20 countries, including AMEA, APAC, and AMER including FDA / regulatory readiness per market. |
|---|---|---|---|
| | Jim Walker | Head of Sales and Marketing | For 20 years Jim was the SVP of Global Corporate Sales and led pricing strategy for Boston Scientific. Prior to joining Boston Scientific, Jim was a sales director with Johnson and Johnson. |
| | John Strong | Healthcare Strategy | 40-year healthcare executive and Bellwether League (healthcare supply chain hall of fame) inductee, John leads Canopy's pricing and market segmentation strategy. Former President and CEO of Consorta, a $5B GPO, and former SVP at $50B GPO Premier. |
| | Armin Cline | Enterprise Healthcare Sales | 40 years of sales experienc, including VP of Sales for Covidien / Medtronic. Bring best-in-class medical innovation to healthcare purchasing organizations & key strategic customers. |
| | Blair Roth | Commercialization Manager | |
| | Edward Normandin, JD, MBA | Legal Counsel | |
| | Howard Hoff, CPA, CGMA | Accounting and Advisory | |
| | Andrew McAleavey | Patent Agent | |
| | Jennifer McManamey | Medical Device Risk Management & Insurance | |
| | Spencer Joynt | Creative Advisor | |
| | Garrett DeRossett | Creative Advisor | |

**Perks**

| | |
|---|---|
| **$100** | 10% OFF Canopy "Starter Kit" |
| **$250** | 25% OFF Canopy "Starter Kit" |
| **$500** | 50% OFF Canopy "Starter Kit" |
| **$1,000** | 1 Canopy "Starter Kit" (to be sent to you or donated to a frontline worker/organization of your choice) |
| **$2,000** | 2 Canopy "Starter Kits" (to be sent to you or donated to frontline workers/an organization of your choice) |
| **$5,000** | 3 Canopy "Starter Kits" (to be sent to you or donated to frontline workers/an organization of your choice) Canopy "Swag Bag" Invitation to participate in Town Hall with Canopy founders |
| **$10,000** | 4 Canopy "Starter Kits" (to be sent to you or donated to frontline workers/an organization of your choice) Canopy "Swag Bag" with handwritten thank you letter 30 min 1:1 call with Canopy founders Receive monthly investor update emails |
| **$25,000** | 5 Canopy "Starter Kits" (to be sent to you or donated to frontline workers/an organization of your choice) Canopy "Swag Bag" with handwritten thank you letter 1 hour 1:1 call with Canopy founders Receive monthly investor update emails |
| **$50,000** | 6 Canopy "Starter Kits" (to be sent to you or donated to frontline workers/an organization of your choice) Canopy "Swag Bag" with handwritten thank you letter 1 hour 1:1 call with Canopy founders Receive monthly investor update emails Invitation to tour our manufacturing operations in 2021 pending COVID travel restrictions |

**FAQ**

| | |
|---|---|
| **What is the regulatory path for Canopy?** | Canopy is regulated by NIOSH (the National Institute of Occupational Safety and Health)--a CDC division--subject to a memorandum of understanding with the FDA. We anticipate NIOSH certification in early Q1 2021. The Canopy team has worked in close collaboration with NIOSH and a 12-year FDA veteran to ensure compliance with applicable regulations. |
| **When will Canopy be available for distribution/fulfillment of orders?** | Our NIOSH-certified Canopy respirators will be available for shipping in the first quarter of 2021. |

**What happens to the market for Canopy when widespread access to a COVID vaccine becomes available?**

We at Canopy are hopeful for a fast, effective and safe COVID vaccine rollout. That said, it will take months or potentially years for widespread distribution and herd immunity. We do not anticipate a major drop off in respirator demand for quite some time. We also anticipate large purchases from customers looking to stockpile a solution for future preparedness. Finally, there's always been and will continue to be need for N95 respirators across many industries including manufacturing, science, defense, and more. We anticipate those markets will continue to grow.

**What is your intellectual property strategy?**

Canopy has both utility and design patents pending with the USPTO which have been fast tracked as part of the COVID TrackOne innovation program. We anticipate patents will be granted in 2021.

**How will you utilize funds?**

To date we have funded the company privately with founder capital and do not need dilutive capital to bring a federally certified product to market. We are raising a modest round to build up inventory, roll out an aggressive sampling and advertising advertising program, have the liquidity to quickly fulfill large orders and invest in larger production capacity if necessary, while continuing our new product development.

**Are you concerned about competition?**

We closely monitor the competitive landscape, and feel confident that Canopy is positioned for success. Certainly COVID pandemic and PPE shortages have shined a light on the problems with disposable N95s, and there's been an uptick in mask development.

From a product perspective, nearly all competitive solutions still rely on electrostatically charged meltblown filters, the same filters in globally short supply. Canopy's innovative filter (with 3X the surface area of a traditional N95) allows us to utilize alternative filter media that is readily available. And our manufacturers are among the largest in the world in their respective fields, capable of producing millions of units in response to demand.

Equally important to our superior product, we've invested heavily in a highly efficient, scalable supply chain, fulfillment and customer support infrastructure. While we do expect new market entrants, we feel our operational excellence is unparalleled.

**How do I earn a return?**

We are using Republic's Crowd IPA security. Learn how this translates into a return on investment here.

**What is the valuation for this offering, and what do I get for my investment?**

Canopy is raising capital at a $6.5MM pre-money valuation. The minimum investment of $100.98 buys 18 membership units. We are offering up to 190,730 membership units through this Republic offering.

**EXHIBIT E**
*Form of Security*

REPUBLIC PROVIDES THESE INVESTMENT INSTRUMENTS SOLELY FOR EDUCATIONAL PURPOSES — INVESTORS, ISSUERS AND INVESTMENT PROFESSIONALS SHOULD DO THEIR OWN RESEARCH AND SEEK THEIR OWN LEGAL COUNSEL BEFORE UTILIZING THESE INSTRUMENTS. REPUBLIC CANNOT BE RESPONSIBLE FOR YOUR USE OF THESE INSTRUMENTS.

ANY ISSUER CONSIDERING A SECURITIES CROWDFUNDING OFFERING SHOULD CONSULT WITH COUNSEL ON THE APPROPRIATE INSTRUMENT TO USE IN RAISING CAPITAL. THIS AND ALL OTHER TEMPLATES PROVIDED BY REPUBLIC ARE NOT INTENDED TO BE USED "AS-IS" AND REQUIRE REVIEW AND REVISION PRIOR TO ADOPTION. THE TEMPLATES PROVIDED HERE ASSUME THE ISSUER'S CORPORATE AFFAIRS ARE GOVERNED EXCLUSIVELY BY THE LAWS OF THE STATE OF DELAWARE. REPUBLIC, ITS AFFILIATES AND AGENTS DISCLAIM ALL RESPONSIBILITY FOR ANY CONSEQUENCE OF USING THIS DOCUMENT.

IF THE SUBSCRIBER LIVES OUTSIDE THE UNITED STATES, IT IS THE SUBSCRIBER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY SUBSCRIPTION AND PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY SUBSCRIBER, WHETHER FOREIGN OR DOMESTIC.

**GROVE BIOMEDICAL, LLC**

**Subscription Agreement for**
**CLASS CF UNITS**

**Series 2020**

This Subscription Agreement (this "**Agreement**") is entered into by and between the undersigned (the "**Subscriber**") and Grove Biomedical LLC, a New York limited liability company (the "**Company**"), effective as of [Date of Subscription Agreement]. Capitalized terms used but not defined herein shall have the respective meanings ascribed thereto in the Form of Omnibus Class CF Instrument attached hereto as Exhibit A (the "**Omnibus Class CF Instrument**"). In consideration of the mutual covenants set forth in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Subscriber and the Company hereby agree as follows.

1. **Subscription.** Subject to the terms and conditions of this Agreement, the Subscriber hereby subscribes $[________] (the "**Subscription Amount**") for the right to a contingent beneficial ownership of certain shares of the Company's Class CF Units (the "**Subscription**"), to be represented by a pro rata beneficial interest (based on the Subscription Amount) in an Omnibus Class CF Interest issued by the Company to the trustee and custodian designated in the Omnibus Class CF Instrument.

Custodial Instrument – Grove Biomedical LLC

2. **General Terms and Conditions.**

(a) *Acceptance and Conditions.* The Company reserves the right, in its sole and absolute discretion, to accept or reject the Subscription in whole or in part. The valid execution of this Agreement shall be conditioned upon the following terms being met: (i) Subscriber's completion of the investment commitment process on the Portal hosting the Company's offering; (ii) Subscriber's delivery of the Subscription Amount to an escrow account held for the benefit of the Company's offering, in the manner and method provided in the Company's offering disclosures; (iii) Subscriber's execution of a separate custody account agreement by the Subscriber directly with the trustee and custodian designated in the Omnibus Class CF Instrument; (iv) Subscriber's delivery of an executed counterpart of this Agreement and the proxy agreement attached hereto as <u>Exhibit B</u> (the "**Proxy Agreement**"); and (v) the Company counter-signing this Agreement and the Proxy Agreement.

(b) *Nature of Interest in Omnibus Class CF Instrument.* The Company has entered into, or expects to enter into, separate subscription agreements substantially similar in all material respects to this Agreement with other subscribers, and such subscribers shall also hold pro rata beneficial interests (based on their respective subscription amounts) in the Omnibus Class CF Instrument. Nothing in this Agreement shall be construed to provide the Subscriber, or any other subscribers, with any voting, information or inspection rights not explicitly provided by the Omnibus Class CF Instrument (or the Subscriber's beneficial interest therein), and such rights shall be limited exclusively to those provided for in the Omnibus Class CF Instrument.

(c) *Limitation on Participation in Company Affairs.* Nothing in this Agreement shall be construed to provide the Subscriber, as a holder of a beneficial interest in the Omnibus Class CF Instrument, with any right to vote, receive information, conduct inspections or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything in this Agreement be construed to confer on the Subscriber any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise.

3. **Subscriber Representations.** By executing this Agreement, the Subscriber hereby represents and warrants to the Company as follows:

(a) The Subscriber has full legal capacity, power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes a legal, valid and binding obligation of the Subscriber, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Subscriber has been advised that the Omnibus Class CF Instrument (and the Subscriber's beneficial interest therein) and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Subscriber understands that neither the Omnibus Class CF Instrument (nor the Subscriber's beneficial interest therein) nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply. Subscriber further understands and agrees that its beneficial interest in the Omnibus Class CF Instrument and the securities to be acquired by the

Subscriber thereunder shall be subject to further the terms and conditions set forth in the Omnibus Class CF Instrument, including without limitation the transfer restrictions set forth in Section 5 of the Omnibus Class CF Instrument .

(c)   The Subscriber is purchasing its beneficial interest in the Omnibus Class CF Instrument and the securities to be acquired by the Subscriber thereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Subscriber has no present intention of selling, granting any participation in, or otherwise distributing the same. The Subscriber understands that the Omnibus Class CF Instrument (and the Subscriber's beneficial interest therein) and the underlying securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of the Subscriber's representations as expressed herein.

(d)   The Subscriber has, and at all times under this Agreement will maintain, a custody account in good standing with the custodian and trustee pursuant to a valid and binding custody account agreement.

(e)   The Subscriber acknowledges, and is making the Subscription and purchasing its beneficial interest in the Omnibus Class CF Instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(f)   The Subscriber acknowledges that (i) the Subscriber has received all the information the Subscriber has requested from the Company and (ii) such information is necessary or appropriate for deciding whether to make the Subscription and acquire its beneficial interest in the Omnibus Class CF Instrument and the underlying securities.

(g)   The Subscriber has had an opportunity to (i) ask questions and receive answers from the Company regarding the terms and conditions of the Omnibus Class CF Instrument (and the Subscriber's beneficial interest therein) and the underlying securities, and (ii) to obtain any additional information necessary to verify the accuracy of the information given to the Subscriber.  In deciding to make the Subscription and purchase its beneficial interest in the Omnibus Class CF Instrument, the Subscriber is not relying on the advice or recommendations of the Company, the Portal or any other third-party, and the Subscriber has made its own independent decision that an investment in the Omnibus Class CF Instrument and the underlying securities is suitable and appropriate for the Subscriber.  The Subscriber understands that no federal or state agency has passed upon the merits or risks of an investment in the Omnibus Class CF Instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of such investment.

(h)   The Subscriber understands and acknowledges that as the holder of a beneficial interest in the Omnibus Class CF Instrument, the Subscriber shall have no voting, information or inspection rights with respect to the Company, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(i)   The Subscriber understands and acknowledges that the Company has entered into, or expects to enter into, separate subscription agreements substantially similar in all material respects to this Agreement with other subscribers, and that such subscribers shall also hold pro rata

beneficial interests (based on their respective subscription amounts) in the Omnibus Class CF Instrument.

(j) The Subscriber understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for the Omnibus Class CF Instrument or underlying securities.

(k) Subscriber is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Omnibus Class CF Instrument and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Subscriber hereby represents and agrees that if Subscriber's country of residence or other circumstances change such that the above representations are no longer accurate, Subscriber will immediately notify Company. Subscriber further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Omnibus Class CF Instrument or the underlying securities to a party subject to U.S. or other applicable sanctions.

(l) The Subscriber further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(m) The Subscriber understands the substantial likelihood that the Subscriber will suffer a **TOTAL LOSS** of all capital invested, and that Subscriber is prepared to bear the risk of such total loss.

(n) The Subscriber understands and agrees that its beneficial interest in the Omnibus Class CF Instrument does not entitle the Subscriber, as a holder of such interest, to vote, execute consents, or to otherwise represent the interests thereunder. The Subscriber acknowledges and agrees that the custodian and trustee shall vote, execute consents, and otherwise make elections pursuant to the terms of the Omnibus Class CF Instrument in its sole and absolute discretion.

(o) The Subscriber understands and agrees that, except as otherwise agreed by the Company in its sole discretion, the Subscriber will not be entitled to exchange its beneficial interest in the Omnibus Class CF Instrument for a Class CF Instrument in registered form or other form of security instrument not otherwise contemplated by this Agreement.

(p) If the Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Omnibus Class CF Instrument and the underlying securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction, including (i) the legal requirements within its jurisdiction for the Subscription and the purchase of its beneficial interest in the Omnibus Class CF Instrument; (ii) any foreign exchange restrictions applicable to such Subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the

Omnibus Class CF Instrument and the underlying securities. The Subscriber acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Omnibus Class CF Instrument (and the Subscriber's beneficial interest therein) and the underlying securities.

(q) If the Subscriber is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Agreement; (ii) the execution, delivery and performance by the Subscriber of the Agreement is within the power of the Subscriber and has been duly authorized by all necessary actions on the part of the Subscriber; (iii) to the knowledge of the Subscriber, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Subscriber; and (iv) the performance the Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Subscriber; result in the acceleration of any material indenture or contract to which the Subscriber is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Subscription Amount.

4. **Dispute Resolution; Arbitration.**

(a) THE SUBSCRIBER AND THE COMPANY (I) WAIVE THE SUBSCRIBER'S AND THE COMPANY'S RESPECTIVE RIGHTS TO HAVE ANY AND ALL DISPUTES, CONTROVERSIES OR CLAIMS ARISING OUT OF, RELATING TO OR IN CONNECTION WITH THIS AGREEMENT RESOLVED IN A COURT, AND (II) WAIVE THE SUBSCRIBER'S AND THE COMPANY'S RESPECTIVE RIGHTS TO A JURY TRIAL. Instead, any dispute, controversy or claim arising out of, relating to or in connection with this Agreement, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Rules. The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be County of Westchester in the State of New York. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(b) No Class Arbitrations, Class Actions or Representative Actions. Any dispute, controversy or claim arising out of, relating to or in connection with this Agreement is personal to the Subscriber and the Company and will be resolved solely through individual arbitration and will not be brought as a class arbitration, class action or any other type of representative proceeding. There will be no class arbitration or arbitration in which the Subscriber attempts to resolve a dispute, controversy or claim as a representative of another subscriber or group of subscribers. Further, a dispute, controversy or claim cannot be brought as a class or other type of representative action, whether within or outside of arbitration, or on behalf of any other subscriber or group of subscribers.

5. **Miscellaneous.**

(a) Any provision of this Agreement may be amended, waived or modified only upon the written consent of the Company and the Subscriber.

(b) Any notice required or permitted by this Agreement will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c) Neither this Agreement nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this Agreement and/or the rights contained herein may be assigned without the Company's consent by the Subscriber to (i) to a member of the family of the Subscriber or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or the equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance, (ii) any other entity who directly or indirectly, controls, is controlled by or is under common control with the Subscriber, including, without limitation, any general partner, managing member, officer or director of the Subscriber, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Subscriber and that any such assignment shall require such transferee to assume the rights and obligations of the Subscriber's custody account agreement with the custodian and trustee in accordance with the assignment provision thereof, or otherwise execute a custody account agreement with the designated custodian and trustee; and *provided, further*, that the Company may assign this Agreement in whole, without the consent of the Subscriber, in connection with a reincorporation to change the Company's domicile.

(d) In the event any one or more of the terms or provisions of this Agreement is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this Agreement operate or would prospectively operate to invalidate this Agreement, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this Agreement and the remaining terms and provisions of this Agreement will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(e) This Agreement does not create any form of partnership, joint venture or any other similar relationship between the Subscriber and the Company.

(f) All rights and obligations hereunder will be governed by the laws of the State of New York, without regard to the conflicts of law provisions of such jurisdiction.

(g) This Agreement constitutes the entire agreement between the Subscriber and the Company relating to the Omnibus Class CF Instrument (and the Subscriber's beneficial interest therein) and the underlying securities; provided further, that Subscriber agrees to be bound by the terms of the Omnibus Class CF Instrument applicable to Holders.

*(Signature page follows)*

IN WITNESS WHEREOF, the undersigned have caused this Subscription Agreement to be duly executed and delivered

**SUBSCRIBER:**

By: _____
    Name: [Investor Name]
    Title: [If Applicable]
    Address:
    Email:

Accepted and Agreed:

**COMPANY:**

**Grove Biomedical LLC**

By: _____
    Name: Joseph Rosenberg
    Title: Managing Member
    Address: 282 Katonah Avenue PMB 58352, Katonah, NY 10536
    Email: joe@onecanopy.com

## FORM OF OMNIBUS CLASS CF INSTRUMENT

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

## GROVE BIOMEDICAL LLC

## CLASS CF INSTRUMENT

## Series 2020

THIS CLASS CF INSTRUMENT CERTIFIES THAT in exchange for the payment by the subscribers for beneficial interests herein (the "**Subscribers**") of an aggregate subscription amount of $[_____] (the "**Class CF Instrument Amount**"), Grove Biomedical LLC, a New York Limited Liability Company (the "**Company**"), hereby issues to Prime Trust, LLC, as custodian and trustee ("**Prime Trust**"), the right to certain Class CF Units (defined below), subject to the terms set forth below.

## 1. Instrument

This Class CF Instrument initially shall entitle each Subscriber to a number of Class CF Units in the Company equal to the product of quotient of (1) the Class CF Instrument Amount *divided by* (2) $6.07. The number of Class CF Units exchangeable for this instrument shall be subject to adjustment by the Manager in the event of any Unit subdivision, split, dividend, reclassification, combination, consolidation or similar transaction affecting the Membership Units or the Company.

## 2. Definitions

"**Class CF Member**" means a Person admitted to the Company as a Class CF Member pursuant to the execution of the Subscription Agreement.

"**Class CF Investor Portal**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor

"**Class CF Units**" means Membership Units of the Company representing Interests issued to a Class CF Member.

"**Exchange Act**" means the Securities Exchange Act of 1934, as amended.

"**Holder**" means the holder of a beneficial interest in this Class CF Instrument, whether as a Subscriber or as a permitted transferee thereof.

"**Interest**" means, with respect to a Member, the entire interest of such Member in the Company.

"**Member**" means each of the parties that have executed this Agreement and each of the parties that may hereafter become Additional or Substitute Members pursuant to this Agreement.

"**Membership Units**" shall mean any unitized ownership rights in the Company, indicated by the right to receive cash or other distributions declared by the Members, and having voting rights in the governance of the Company now existing or hereafter created in accordance with this Agreement. Initially, the Membership Units shall consist of Class A Units, Class B Units, and Class CF Units.

"**Portal**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, (d/b/a Republic) or a qualified successor.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

## 3. Company Representations

(a)     The Company is a limied liability company duly incorporated, validly existing and in good standing under the laws of the State of New York, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)     The execution, delivery and performance by the Company of this Class CF Instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Prime Trust, has been duly authorized by all necessary actions on the part of the Company. This Class CF Instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.  To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)     The performance and consummation of the transactions contemplated by this Class CF Instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)     No consents or approvals are required in connection with the performance of this Class CF Instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of the Class CF Instrument issuable pursuant to Section 1.

(e)     The Company shall, prior to the conversion of this Class CF Instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this Class CF Instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this Class CF Instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon

the conversion of this Class CF Instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)     The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)     The Company has, or will shortly after the issuance of this Class CF Instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Class CF Instrument.

## 4. Prime Trust Representations

Prime Trust has full legal capacity, power and authority to execute and deliver this Class CF Instrument and to perform its obligations hereunder. This Class CF Instrument constitutes a legal, valid and binding obligation of Prime Trust, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

## 5. Transfer Restrictions

(a)     During the Lock-up Period, neither Prime Trust nor any Holder shall, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)     The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the applicable party or the immediate family of such party, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to Prime Trust and the Holders only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Prime Trust and each Holder shall execute such

agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)     In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the registrable securities of the Company held by Prime Trust and the Holders (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. A legend reading substantially as follows will be placed on all certificates representing all of the registrable securities of the Company held by Prime Trust and the Holders (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE.   SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)     No portion of this Class CF Instrument (or any beneficial interest herein) or the underlying securities may be disposed of unless and until the transferee has agreed in writing for the benefit of the Company to make representations and warranties substantially similar to those made by the Subscribers and:

(i)     There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)    The applicable transferor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)     No disposition of this Class CF Instrument (or any beneficial interest herein) or any underlying securities may be made to any of the Company's competitors, as determined by the Company in good faith.

(f)     The Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Class CF Instrument (or any beneficial interest herein) and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws or otherwise:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE.   THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE

SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

**6. Miscellaneous**

(a)     Except as otherwise agreed by the Company in its sole discretion, Holders will not be entitled to exchange their beneficial interests in this Class CF Instrument for Class CF Instruments or Class CF Units in certificated form.

(b)     Prime Trust agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this Class CF Instrument and any shares of Capital Stock issued pursuant to the terms of this Class CF Instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Class CF Instruments.

(c)     Any provision of this Class CF Instrument may be amended, waived or modified only upon the written consent of the Company and the majority of the Holders (calculated based on the beneficial interests of the Holders).

(d)     Any notice required or permitted by this Class CF Instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)     Prime Trust is not entitled, as a holder of this Class CF Instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on Prime Trust, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise.

(f)     Neither this Class CF Instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; provided, however, that this Class CF Instrument and/or the rights contained herein may be assigned without the Company's consent by Prime Trust to any other entity who directly or indirectly, controls, is controlled by or is under common control with Prime Trust, including, without limitation, any general partner, managing member, officer or director of Prime Trust; and provided, further, that the Company may assign this Class CF Instrument in whole, without the consent of Prime Trust, in connection with a reincorporation to change the Company's domicile.

(g)     In the event any one or more of the terms or provisions of this Class CF Instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this Class CF Instrument operate or would prospectively operate to invalidate this Class CF Instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this Class CF Instrument and the remaining terms and provisions of this Class CF Instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)      All securities issued under this Class CF Instrument may be issued in whole or fractional parts.

(i)      All rights and obligations hereunder will be governed by the laws of the State of New York, without regard to the conflicts of law provisions of such jurisdiction.

(j)      Any dispute, controversy or claim arising out of, relating to or in connection with this Class CF Instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "AAA") under its Commercial Arbitration Rules and Mediation Procedures ("Commercial Rules"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be County of Westchester in the State of New York. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this Class CF Instrument to be duly executed and delivered.

**Grove Biomedical LLC**


By: _____
    Name: Joseph Rosenberg
    Title: Managing Member
    Address: 282 Katonah Avenue PMB 58352, Katonah, NY 10536
    Email: joe@onecanopy.com


**PRIME TRUST, LLC,**
**As Trustee and Custodian**


By: _____
    Name:
    Title:
    Address:
    Email:

**FORM OF PROXY**

**Irrevocable Proxy**

Reference is hereby made to a certain Subscription Agreement ("***Subscription Agreement***") and Omnibus Class CF Instrument (the "***Class CF Instrument***") dated [Date of Omnibus Class CF Instrument ] between [Issuer], a New York limited liability company (the "***Company***") and Prime Trust, LLC, as custodian and trustee ("***Prime Trust***"), in which the undersigned (the "***Holder***") holds a beneficial interest. In connection with the Holder's beneficial interest in the Class CF Instrument pursuant to the Subscription Agreement and the Class CF Instrument, the Holder and Prime Trust hereby agree as follows:

1.  **Grant of Irrevocable Proxy**.

    a.  With respect to all of the securities issued by the Company in which Prime Trust acts as custodian for the Holder as of the date of this irrevocable proxy or any subsequent date (the "***Shares***"), the Holder hereby grants to Prime Trust an irrevocable proxy under Section 212 of the Delaware General Corporation Law to vote the Shares in any manner that Prime Trust may determine in its sole and absolute discretion. For the avoidance of doubt, Prime Trust, as the custodial holder ("***Custodial Holder***") of the irrevocable proxy (rather than the Holder), will vote the Shares with respect to all shareholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Shares may be entitled to vote by order of law. Prime Trust, as the Custodial Holder, hereby agrees to vote (with respect to the Shares, if any, consistently with the majority of the Capital Stock on which such Shares are based. This proxy revokes any other proxy granted by the Holder at any time with respect to the Shares.

    b.  The Custodial Holder shall have no additional or implied duty, liability or obligation whatsoever to the Holder arising out of the Custodial Holder's exercise of this irrevocable proxy. The Holder expressly acknowledges and agrees that (i) the Holder will not impede the exercise of the Custodial Holder's rights under this irrevocable proxy and (ii) the Holder waives and relinquishes any claim, right or action the Holder might have, as a stockholder of the Company or otherwise, against the Custodial Holder or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.

    c.  This irrevocable proxy shall expire as to those Shares on the earlier of (i) the date that such Shares are converted into Common Stock of the Company or (ii) the date that such Shares are converted to cash or a cash equivalent, but shall continue as to any Shares not so converted.

2.  **Legend**. The Holder agrees to permit an appropriate legend on certificates evidencing the Shares or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3. **Representations and Warranties**. The Holder represents and warrants to the Custodial Holder as follows:

   a.  The Holder has the all necessary rights, power and authority to execute, deliver and perform the Holder's obligations under this irrevocable proxy. This irrevocable proxy has been duly executed and delivered by the Holder and constitutes such Holder's legal and valid obligation enforceable against the Holder in accordance with its terms.

   b.  There are no proxies, voting trusts or other agreements or understandings to which such Holder is a party or bound by and which expressly require that any of the Shares be voted in any specific manner other than pursuant to this irrevocable proxy; and the Holder has not entered into any agreement or arrangement inconsistent with this irrevocable proxy.

4. **Equitable Remedies**. The Holder acknowledges that irreparable damage would result if this irrevocable proxy is not specifically enforced and that, therefore, the rights and obligations of the Custodial Holder may be enforced by a decree of specific performance issued by arbitration pursuant to the Subscription Agreement and the Class CF Instrument, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Custodial Holder may otherwise have available.

5. **Defined Terms.** All terms defined in this irrevocable proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Class CF Instrument.

6. **Amendment**. Any provision of this Class CF Instrument may be amended, waived or modified only upon the written consent of the (i) Holder and (ii) Custodial Holder.

7. **Assignment**.

   a.  In the event the Holder wishes to transfer, sell, hypothecate or otherwise assign any Shares, the Holder hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Custodial Holder substantially identical to this irrevocable proxy.

   b.  The Custodial Holder may transfer its rights as the custodial holder under this Class CF Instrument after giving prior written notice to the Holder *provided* such assignee must be a qualified trustee and custodian.

8. **Severability**. In the event any one or more of the terms or provisions of this Class CF Instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this Class CF Instrument operate or would prospectively operate to invalidate this Class CF Instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

*(Signature page follows)*

IN WITNESS WHEREOF, the undersigned have caused this irrevocable proxy to be duly executed and delivered.


**INVESTOR:**

By:_____
    Name: <mark>[Investor Name]</mark>
    Date:


**Prime Trust, LLC**

By: _____
    Name: <mark>[PT Party Name]</mark>
    Title: Authorized Signatory
    Date:

**EXHIBIT C**

# JOINDER TO
## SECOND AMENDED AND RESTATED LIMITED LIABILITY COMPANY
## OPERATING AGREEMENT OF
## GROVE BIOMEDICAL LLC
## FOR CLASS CF UNITS

THIS JOINDER (this "Joinder"), dated as of _____ _____, 20__, to that certain Second Amended and Restated Limited Liability Company Operating Agreement of Grove Biomedical LLC, a New York limited liability company (the "Company"), dated as of December 15, 2020 (as the same may be amended or supplemented from time to time, the "Operating Agreement"), is made by and between the Company and _____ ("New Member"). Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Operating Agreement.

WHEREAS, pursuant to a Subscription Agreement dated as of _____ __, 20__ and subject to New Member's execution of this Joinder, New Member has acquired certain Class CF Units of the Company (the "Membership Interest"); and

WHEREAS, as a condition to the issuance of the Membership Interest, New Member is required to become a party to the Operating Agreement, and New Member agrees to do so in accordance with the terms hereof.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1. Agreement to be Bound. New Member hereby agrees that upon execution and delivery of this Joinder by New Member and the Company, New Member shall become a party to the Operating Agreement and shall be fully bound by, and subject to, all of the covenants, terms and conditions of the Operating Agreement as though an original party thereto and shall be admitted as a Class CF Member for all purposes thereof on the date hereof.

2. Successors and Assigns. This Joinder shall bind and inure to the benefit of, and be enforceable by, the Company and New Member and their respective successors and assigns.

3. Counterparts. This Joinder may be executed in any number of counterparts (including by electronic copy), each of which shall be an original and all of which together shall constitute one and the same agreement.

4. Governing Law. The Operating Agreement, including this Joinder, shall be governed by and construed in accordance with the laws of the State of New York.

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Joinder as of the date first above written.

**GROVE BIOMEDICAL LLC**
**By: Grove North Ventures, LLC, its Manager**


By: _____
Name:   Joseph Rosenberg
Title:    Managing Member

**NEW MEMBER**:

*For individuals only*:


_____
              (*sign name above*)


_____
              (*print name above*)

*For entities only*:


_____
        (*print entity name above*)


        By: _____
                  (*sign name of officer above*)


        Name:  _____
        Title:    _____
                  (*print name and title of officer above*)

*For entities and individuals*:


        Address:  _____
        _____
        Email Address: _____

A copy of all notices to the above-named New Member shall be sent to:


        Name:  _____
        Address:  _____
        _____              Email Address:

_____

**EXHIBIT F**

*Company Operating Agreement*

**SECOND AMENDED AND RESTATED**
**LIMITED LIABILITY COMPANY**
**OPERATING AGREEMENT**

**FOR**

**GROVE BIOMEDICAL LLC**

**Effective as of December 15, 2020**

# TABLE OF CONTENTS


**SECOND AMENDED AND RESTATED**
**LIMITED LIABILITY COMPANY OPERATING AGREEMENT**
**of**
**GROVE BIOMEDICAL LLC**


This **SECOND AMENDED AND RESTATED LIMITED LIABILITY COMPANY OPERATING AGREEMENT** (as amended, modified, supplemented or restated from time to time, this "Agreement") of Grove Biomedical LLC, a New York limited liability company (the "Company"), is made and entered into as of the ____ day of December, 2020, by and among GNV and each Person admitted as a Member in accordance with this Agreement and having executed a Joinder Agreement in the form attached hereto as Exhibit A (for Class B Members, as defined below) or Exhibit B (for Class CF Members, as defined below) (each, a "Member").


**W I T N E S S E T H**:


WHEREAS, the Company was formed by the filing of the Articles of Organization of the Company (the "Articles") in the office of the Secretary of State of the State of New York on April 24, 2020 pursuant to the provisions of the New York Limited Liability Company Law (as amended from time to time, the "Act") and the execution of that certain Limited Liability Company Operating Agreement of the Company dated as of April 28, 2020 (the "Original Agreement");

WHEREAS, Grove North Ventures, LLC ("GNV"), being the only Member of the Company, amended and restated the Original Agreement in its entirety and approved the Amended and Restated Limited Liability Company Agreement of the Company as of May 25, 2020 (the "First Amended and Restated Agreement"; and

WHEREAS, GNV desires to amend and restate the First Amended and Restated Agreement in its entirety with this Agreement, which shall supersede any and all other agreements providing for the governance of the Company.


**AGREEMENT**:


NOW, THEREFORE, the parties hereto agree to amend and restate the Prior Agreement in its entirety as follows:


**Article I.**
**DEFINITIONS**


The following terms shall have the following meanings:

"Additional Member" means any Person who acquires an Interest in the Company pursuant to the terms of this Agreement, other than the parties hereto.

"Adjusted Capital Account Deficit" means, with respect to a Member, the deficit balance, if any, in its Capital Account maintained for book (but not tax) purposes at the end of the relevant fiscal year, after giving effect to the following adjustments:

(i)     credit to such Capital Account any amounts which the Member is obligated to restore or is deemed to be obligated to restore pursuant to the penultimate sentences of Treasury Regulation Sections 1.704-2(g)(1) and 1.704-2(i)(5); and

(ii)     debit to such Capital Account the items described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5) and 1.704-1(b)(2)(ii)(d)(6).

The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

"Affiliate" means with respect to any Member (i) any party owning a beneficial interest in a Member, (ii) any spouse, parent, sibling and lineal descendant of a Member or a party described in (i) above, (iii) any trust for the benefit of a party described in (i) or (ii) above, (iv) any corporation, partnership or other entity directly or indirectly controlling, controlled by or under common control with such Member or a party described in (i) or (ii) above, or (v) any officer, director or trustee of any corporation, partnership or other entity directly or indirectly controlling, controlled by or under common control with such Member or a party described in (i) or (ii) above.  For purposes hereof, the terms "control", "controlling" or "controlled by" mean the direct or indirect ownership of more than 50% of the voting or beneficial interest in such entity.

"Assumed Tax Rate" means the highest marginal combined federal, state and local income tax rates in effect at the relevant time to an individual who is a resident of New York City, New York, calculated on the assumption that state and local income taxes are fully deductible for federal income tax purposes.

"C-Corp Conversion" is defined in Section 5.11.

"Capital Account" means the accounts maintained for each Member as set forth in Section 4.6.

"Capital Contribution" means any contribution to the capital of the Company in cash or property by a Member, or Members, as the case may be pursuant to the provisions of Section 4.1 or 4.3 of this Agreement.

"Capital Transaction" means the sale, exchange, or other disposition of all or a substantial part of the Company's assets in one or a series of related transactions.  For purposes of this definition, the phrase "other disposition" includes a taking of all or substantially all of a property by eminent domain or the damage or destruction of all or substantially all of such property or any transaction not in the ordinary course of business which results in the Company's receipt of cash or other consideration including condemnations, recoveries of damage awards and insurance proceeds.  Capital Transactions shall also encompass any mergers, consolidations, or conversions of the Company, or transfers of Units (including in a Drag-Along Sale) pursuant to which the Company or the Members are to receive cash or property.

"Class A Member" means a Person admitted to the Company as a Class A Member and who is identified as such on Schedule A hereto and/or in the books and records of the Company.

"Class A Units" means Membership Units of the Company representing Units issued to a Class A Member.

"Class B Member" means a Person admitted to the Company as a Class B Member and who is identified as such on Schedule A hereto and/or in the books and records of the Company. Any Person being admitted as a Class B Member shall execute and deliver a joinder agreement, substantially in the form of Exhibit A attached hereto.

"Class B Units" means non-voting Membership Units of the Company representing "profits interests" as described in Section 4.7 issued to a Class B Member.

"Class CF Member" means a Person admitted to the Company as a Class CF Member through the Class CF Investor Portal and who is identified as such on Schedule A hereto and/or in the books and records of the Company. Any Person being admitted as a Class B Member shall execute and deliver a joinder agreement, substantially in the form of Exhibit B attached hereto.

"Class CF Investor Portal" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874 (d/b/a Republic), or a qualified successor.

"Class CF Units" means non-voting Membership Units of the Company representing Units issued to a Class CF Member, which are being offered pursuant to Section 4(a)(6) of the Securities Act and Regulation CF.

"Code" means the Internal Revenue Code of 1986, as amended.

"Company Minimum Gain" has the meaning set forth in Treasury Regulation Sections 1.704-2(b)(2) and 1.704-2(d).

"Company Property" means all real, personal and mixed properties, cash, assets, interests and rights of any type owned by the Company (directly or indirectly).  All assets acquired with Company funds or in exchange for Company Property shall be Company Property.

"Control Person" means any Person with the power, directly or indirectly, to direct or cause the direction of the management and policies of a Member, whether through the ownership of voting interests, by contract or otherwise.

"Corporation" is defined in Section 5.11.

"Designee" is defined in 7.4(a).

"Drag-Along Member" is defined in Section 7.3(a).

"Dragging Members" is defined in Section 7.3(a).

"Drag-Along Sale"  is defined in Section 7.3(a).

"Drag-Along Notice" is defined in Section 7.3(b).

"Fair Market Value of Company Property" means, as of any point in time, the net fair market value of all Company Property as determined by the a Majority-in-Interest of the Class A Members.

"Gain from a Capital Transaction" means the gain recognized by the Company attributable to a Capital Transaction, determined in accordance with the method of accounting used by the Company for federal income tax purposes. In the event there is a revaluation of Company Property and the Capital Accounts are adjusted pursuant to Section 4.6(c), Gain from a Capital Transaction shall be computed by reference to the "book items" and not the corresponding "tax items."

"Grant Agreement" means a Class B Unit grant agreement between the Company and an employee, consultant or service provider of the Company, in a form customary and reasonable to the Company, which grants Class B Units to such employee, consultant or service provider and sets forth certain terms concerning the acquisition, holding, forfeiture, and disposition of Class B Units.

"Initial Capital Contribution" means, with respect to a Member, the initial Capital Contribution of such Member set forth opposite the name of such Member on Schedule A annexed hereto as in effect on the date hereof or otherwise reflected in the books and records of the Company.

"Interest" means, with respect to a Member, the entire interest of such Member in the Company, including without limitation, its Capital Account, Percentage Interest, Membership Units and any and all other benefits to which such Member may be entitled under this Agreement and the Act. The Interests of the Members are sometimes herein expressed in terms of Membership Units.

"IRS" means the U.S. Internal Revenue Service.

"Loss from a Capital Transaction" means the loss recognized by the Company attributable to a Capital Transaction, determined in accordance with the method of accounting used by the Company for federal income tax purposes. In the event there is a revaluation of Company Property and the Capital Accounts are adjusted pursuant to Section 4.6(c), Loss from a Capital Transaction shall be computed by reference to the "book items" and not the corresponding "tax items".

"Majority-in-Interest of the Class A Members" means those Class A Members collectively holding a majority of the Class A Units.

"Manager" means GNV or its successor appointed pursuant to Section 5.1(a) of this Agreement.

"Member" means each of the parties that have executed this Agreement and each of the parties that may hereafter become Additional or Substitute Members pursuant to this Agreement.

"Member Nonrecourse Debt" has the meaning set forth in Treasury Regulation Section 1.704-2(b)(4) for "partner nonrecourse debt."

"Member Nonrecourse Debt Minimum Gain" has the meaning set forth in Treasury Regulation Section 1.704-2 for "partner nonrecourse debt minimum gain."

"Member Nonrecourse Deductions" has the meaning set forth in Treasury Regulation Sections 1.704-2(i)(1) and 1.704-2(i)(2).

"Members Account" means the Capital Account maintained for each Member.

"Membership Units" shall mean any unitized ownership rights in the Company, indicated by the right to receive cash or other distributions declared by the Manager, and having voting rights (if any) in the governance of the Company now existing or hereafter created in accordance with this Agreement. As of the date hereof, the Membership Units consist of Class A Units, Class B Units, and Class CF Units.

"Net Cash Flow" means the gross receipts and other miscellaneous revenue derived from Company operations (including Net Proceeds) less all cash operating expenses of the Company including, without limitation, (i) debt service on any Company loans, (ii) taxes and other fees incurred in connection with the operation of the Company, and (iii) increases, if any, in reserves established by the Manager from time to time for working capital and other purposes.

"Net Proceeds" means the net proceeds available to the Company from a Capital Transaction after deducting all costs and expenses incurred in connection therewith (including brokerage fees and commissions).

"Net Profit" and "Net Loss" means the net income (including income exempt from tax) and net loss (including expenditures that can neither be capitalized nor deducted), respectively, of the Company, determined in accordance with the method of accounting used by the Company for federal income tax purposes, excluding any Gain or Loss from a Capital Transaction.

"Nonrecourse Deductions" has the meaning set forth in Treasury Regulation Section 1.704-2(b)(1).

"Offer" is defined in 7.4(a).

"Offered Units" is defined in 7.4(a).

"Percentage Interest" means, with respect to a Member, the percentage interest set forth opposite the name of such Member on Schedule A attached hereto or otherwise in the books and records of the Company, as such may be amended from time to time to reflect the admission of new Members or to reflect adjustments made pursuant to this Agreement or other agreements to which the Company and a Member is a party. A Member's Percentage Interest, at any time, shall be equal to the quotient of the Membership Units held by such Member *divided* by the total number of issued and outstanding Membership Units.

"Permitted Transferee" means, in connection with a Transfer of any Interest, any member of a Member's immediate family, or a trust, corporation, limited liability company or partnership controlled by a Member or members of a Member's immediate family, or another Person controlling, controlled by or under common control with a Member.

"Person" shall mean any individual, estate, corporation, trust, joint venture, partnership or limited liability company of every kind and nature, and any other individual or entity in its own or any representative capacity.

"Regulation CF" means Regulation Crowdfunding promulgated under the Securities Act.

"Securities Act" means the Securities Act of 1933, as amended.

"Selling Member" is defined in 7.4(a).

"Substitute Member" shall mean a transferee pursuant to Article VII of all the rights and powers of the Member for whom the transferee is substituted and is subject to the restrictions and liabilities of such Member under this Agreement and the Act.

"Transfer" shall mean, with respect to all or any part of a Member's Interest, the pledge, sale, assignment, transfer or other disposition, whether voluntarily, involuntarily or by operation of law, and whether by inter vivos or testamentary transfer, of such Member's Interest.

"Unrecovered Capital Contribution" shall mean, with respect to each Member, the amount of any Capital Contribution by such Member to the Company reduced by the aggregate amount of distributions theretofore received by such Member pursuant to Section 6.3(a) and Section 6.3(b).

"Value" means, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

1.2     the Value of any asset contributed by a Member to the Company is the fair market value of such asset as determined at the time of contribution;

1.3     the Value of any Company asset distributed to a Member shall be adjusted to equal the fair market value of such asset on the date of distribution as determined in good faith by the Manager;

1.4     the Values of all of the assets of the Company shall be adjusted to equal their respective fair market values, as determined by the Manager, as of the following times:

(a)     in connection with a contribution of money or other property (other than a de minimis amount) to the Company by a new or existing Member as consideration for an interest in the Company;

(b)     in connection with the liquidation of the Company or a distribution of money or other property (other than a de minimis amount) by the Company to a Member as consideration for an interest in the Company; or

(c)     in connection with the grant of an interest in the Company (other than a de minimis interest) as consideration for the provision of services to or for the benefit of the Company by an existing Member acting in a membership capacity, or by a new Member acting in a membership capacity or in anticipation of becoming a Member.

If the Value of a Company asset has been determined or adjusted pursuant to clause (a) or (c) above, such Value shall thereafter be adjusted by the depreciation, amortization or cost recovery deductions, if any, taken into account with respect to such asset for purposes of computing Net Profits and Net Losses and any Gain or Loss from a Capital Transaction.

## Article II.
## ORGANIZATION AND TERM

Formation.

(a)     The Company was formed on April 24, 2020 under the name of "Grove Biomedical LLC" for the purpose and scope set forth herein.  Pursuant to the provisions of the Act, the formation of the Company was effective upon the filing of the Articles.

(b)     In order to maintain the Company as a limited liability company under the laws of the State of New York, the Company shall from time to time take appropriate action, including the preparation and filing of such amendments to the Articles and such other assumed name certificates, documents, instruments and publications as may be required by law, including, without limitation, action to reflect:

(i)      a change in the Company name;

(ii)     a correction of defectively or erroneously executed Articles; or

(iii)    a correction of false or erroneous statements in the Articles or the desire of the Members to make a change in any statement therein in order that it shall accurately represent the agreement among the Members.

Term.   The term of the Company commenced upon the filing of the Articles and shall continue in full force and effect until the happening of an event described in Section 8.1 hereof.

Registered Agent.   The registered agent for the service of process and the registered office shall be that Person and location reflected in the Articles.   In the event such registered agent ceases to act as such for any reason or the address for the registered agent changes, the Manager shall promptly designate a replacement for such registered agent or file a notice of change of address, as the case may be.

Principal Place of Business.   The principal place of business of the Company shall be 59 E. Ridge Road, Waccabuc, NY 10597.  At any time, the Company may change the location of its principal place of business and may establish additional offices.

Other Instruments.   Each Member hereby agrees to execute and deliver to the Company within ten (10) days after receipt of a written request therefor, such other and further documents and instruments, statements of interest and holdings, designations, powers of attorney and other instruments and to take such other action as the Company reasonably deems necessary, useful or appropriate to comply with any laws, rules or regulations as may be necessary to enable the Company to fulfill its responsibilities under this Agreement.

Scope of Members' Authority. Unless otherwise expressly provided in this Agreement, no Member shall have any authority to act for, or assume any obligations or responsibility on behalf of, the Company or any other Member. The management of the Company shall be reserved to the Manager pursuant to the delegation of duties as specifically provided herein. Nothing contained herein shall constitute the Members as partners with one another in any matter (other than for federal income tax purposes) or render any of them liable for the debts or obligations of any other Member.

Benefit or "B" Status. It is the intention of the Company to seek and maintain the status of a benefit, or "B", corporation. The Manager in its sole discretion shall be authorized to take any actions it deems necessary in furtherance of the foregoing.

## Article III.
## PURPOSE AND POWERS OF THE COMPANY

Purposes. The purpose of the Company's business is to (a) engage in any lawful act or activity for which limited liability companies may be formed under the Act, (b) create a material positive impact on society and the environment, taken as a whole, from the business and operations of the Company and (c) any and all activities necessary or incidental to the foregoing. In furtherance of its purposes, but subject to the provisions of this Agreement, the Company shall have the power and is authorized to engage in any and all acts and things in furtherance of, or incidental or appurtenant to, such purposes.

Powers of the Company. In furtherance of the purpose of the Company as set forth in Section 3.1, the Company shall have the power and authority to take in its name all actions necessary, useful or appropriate in the Manager's sole discretion to accomplish its purpose and take all actions necessary, useful or appropriate in connection therewith.

## Article IV.
## MEMBER'S CAPITAL CONTRIBUTIONS AND INTERESTS

Capital Contributions. Each Member has a Capital Account balance as of the date hereof and has made such Capital Contributions as set forth in the books and records of the Company. The Initial Capital Contribution of each Class CF Member also may be set forth in the records maintained by the Class CF Portal.

Interests; Membership Units. A Member's Interest in the Company shall be represented by the Membership Units held by such Member. Currently, the Membership Units of the Company consist of Class A Units, Class B Units and Class CF Units and has heretofore received the Percentage Interest described for that Member on Schedule A and/or in the books and records of the Company.

Additional Contributions. No Member shall be required to make any additional Capital Contributions to the capital of the Company. Without limiting the foregoing, no Member shall be required to contribute to the capital of the Company to restore a deficit in the Member's Capital Account existing at any time.

Withdrawals and Interest.  No Member shall have the right to withdraw from the Company or receive any return or interest on any portion of its Capital Contribution except as otherwise provided herein.

Return of Capital.  No Member shall be entitled to the return of all or any part of its Capital Contribution except in accordance with the provisions of this Agreement.

Capital Accounts.  The Company shall determine and maintain Capital Accounts for each Member throughout the full term of the Company in accordance with the provisions of Treasury Regulation Section 1.704-1(b)(2)(iv), as such regulation may be amended from time to time.  To the extent not inconsistent with such rules, the following shall apply:

(a)     The Capital Account of each Member shall be credited with (1) an amount equal to such Member's cash contributions and (2) such Member's share of the Company's Net Profits (or items thereof) and Gain from a Capital Transaction.  The Capital Account of each Member shall be debited by (1) the amount of cash distributions to such Member and the agreed fair market value of property distributed to such Member (net of liabilities assumed by such Member and liabilities to which such distributed property is subject) and (2) such Member's share of the Company's Net Losses (or items thereof) and Loss from a Capital Transaction.

(b)     Upon the Transfer of an Interest in the Company after the date of this Agreement in accordance with the terms of this Agreement, the Capital Account of the transferor Member (or the applicable portion thereof) shall become the Capital Account of the transferee.

(c)     Capital Accounts shall be adjusted in accordance with Section 1.704-1(b)(2)(iv)(f) of the Treasury Regulations to reflect any adjustment to the Value of the assets of the Company described in clause (iii) of the definition of Value in Article I hereof.

Compensatory Issuance of Profits Interest Class B Units.

(d)     Pursuant to, and upon the terms and conditions set forth in this Agreement and any applicable Grant Agreement, the Company is authorized to issue, from time to time, Class B Units, all of which are intended to qualify as "profits interests," as such term is used by Rev. Proc. 93-27, 1993-2 C.B. 343 and Rev. Proc. 2001-43, 2001-2 C.B. 191, as equity compensation for services provided to, or to be provided to, the Company by the Company's employees, managers, consultants, independent contractors, and/or advisors.  To that end, the Company and each Member agree that it is the intention of the Members that allocations and distributions to each holder of a Class B Unit be limited to the extent necessary so that such Class B Units so qualify, and this Agreement shall be interpreted consistently therewith. In accordance with Rev. Proc. 2001-43, the Company shall treat a Member holding a profits interest as the owner of such profits interest from the date it is granted, and shall file its IRS Form 1065, and issue appropriate Schedule K-1s to such Member, allocating to such Member its distributive share of all items of income, gain, loss, deduction and credit associated with such profits interest. Each Member holding a profits interest agrees to take into account such distributive share in computing its U.S. federal income tax liability for the entire period during which it holds such profits interest.  The Company shall not claim a deduction (as wages, compensation or otherwise) for the fair market value of any profits interests issued to a Member.  The provisions

of this Section 4.7(a) shall apply regardless of whether or not a Member holding a profits interest files an election pursuant to Section 83(b) of the Code.

(e) Without limiting the generality of the foregoing and notwithstanding Sections 6.1 and 6.2, a Class B Unit shall not be allocated any Net Profit arising prior to the date of issuance of such Class B Unit (whether such Net Profit is actually recognized or results from a revaluation of assets prior to the issuance of such Class B Unit pursuant to Treasury Regulation Sections 1.704-1(b)(2)(iv)(f) or (q)) and shall not receive any distributions relating to such Net Profit. In addition, notwithstanding Sections 6.1 and 6.2, a Class B Unit shall be allocated Gain from a Capital Transaction only to the extent such Gain is attributable to the excess, if any, of the Fair Market Value of Company Property at the time such Gain is realized over the Fair Market Value of Company Property as of the date of issuance of that Class B Unit (the "Appreciation"). A holder of a Class B Unit shall share in the Company's Gain from a Capital Transaction to the extent of his, her or its proportionate share of the Appreciation, based on his, her or its Percentage Interest in accordance with Section 6.1. Any allocations and distributions of Net Profit and Gain from a Capital Transaction that would otherwise be made to a Member but for the preceding provisions of this Section 4.7(b) shall be made to the holders of any previously issued Membership Units in proportion to their Percentage Interests as provided in Article VI; provided, however, that all allocations to a Member whose interest is a "profits interest" shall be limited as provided in this Section 4.7(b) with regard to any Net Profit and Gain from a Capital Transaction attributable to a period prior to such other Member's receipt of its interest. The Manager may in its reasonable judgment adjust the allocations under Section 6.1 and the distributions under Section 6.3 to reflect the intent of and limitations set forth in this Section 4.7(b).

(f) In connection with the issuance of each Class B Unit pursuant to this Section 4.7, the Manager shall amend Schedule A hereto and/or the books and records of the Company to provide for such Class B Unit and the then applicable Fair Market Value of Company Property.

Rights and Restrictions Regarding Class B Units.

(g) Upon any Capital Transaction, any unvested Class B Units allocable to any Member who then remains in the continuous employ of the Company through consummation of such event shall vest in full upon such consummation.

(h) Upon termination of a Class B Member's employment (or service engagement) with the Company, the Company shall have the option to purchase (after giving effect to all forfeitures and cancellations thereof) all or a portion of the Class B Units (that have not been forfeited or canceled) of such Class B Member that have vested (and his or her Permitted Transferees) pursuant to the terms of Section 7.5 (to the extent consistent with any applicable Grant Agreement) and any unvested Class B Units allocable to any such Member shall be forfeited in their entirety and cancelled; provided, however, such option to purchase may be waived by the Manager in its sole discretion on behalf of the Company as to any individual Class B Member.

<u>Liability</u>. No Member shall be liable under a judgment, decree or order of a court, or in any other manner for a debt, obligation or liability of the Company. Additionally, no Member shall be required to lend any funds to the Company or to pay any contributions, assessments or payments to the Company except the Initial Contributions.

## Article V.
## RIGHTS AND DUTIES OF THE MANAGER AND THE MEMBERS

<u>Management</u>.

(a)     The business and affairs of the Company shall be managed by the Manager. All decisions concerning the business and affairs of the Company shall be made by the Manager. The Manager may not be removed by the Members unless and until the Manager resigns or sells, transfers or otherwise disposes of all of its Interest in accordance with the terms of this Agreement. The Manager is hereby authorized to make all management decisions of the Company on behalf of the Members, including, but not limited to, the actions described in Section 5.1(b). The Manager may adopt such rules and regulations for the conduct of the meetings of the Members and the management of the Company as are not inconsistent with this Agreement and the Act. Only the Manager, and no other Member, may act on behalf of, and have the authority to bind, the Company. The Manager may delegate some or all of such authority to one or more Persons (including a Member) as provided for herein. In the event that the Manager resigns or is removed as provided hereinabove, a Majority-in-Interest of the Class A Members shall appoint a new Manager. The Manager shall devote so much of its time to the business of the Company as it deems necessary. Unless otherwise expressly provided herein, the affirmative vote or consent of those Class A Members representing a Majority-in-Interest of the Class A Members shall be necessary and sufficient to approve any action under this Agreement requiring the consent or approval of the Class A Members.

(b)     Without limiting the generality of Section 5.1(a), the Manager shall have the power and authority on behalf of the Company:

(i)     to execute contracts and guaranties and incur liabilities and other obligations in the ordinary course of the Company's business;

(ii)     to employ accountants, legal counsel, managing agents or other experts to perform services for the Company and to compensate them from the Company funds;

(iii)     to institute, prosecute and defend against any judicial or administrative proceeding in the Company's name;

(iv)     to open bank accounts in the name of the Company;

(v)     to invest and reinvest the Company's funds, including the lending of money, and receive and hold property as security for repayment;

(vi)     to pay and reimburse the Manager or any other Person for all expenses incurred in connection with the conduct of the Company's business, the

establishment of Company offices, and the exercise of the powers of the Company;

(vii)     to acquire additional property and assets on behalf of the Company;

(viii)     to borrow money from banks, other lending institutions, the Members or otherwise;

(ix)     to hypothecate, encumber, mortgage and grant security interests in any of the Company Property;

(x)     to employ, compensate, or otherwise engage any Person, Member or an Affiliate of any Member;

(xi)     to approve Transfers not otherwise permitted under Article VII hereof;

(xii)     to create and issue additional Interests or Membership Units and to amend Schedule A to reflect the issuance thereof; provided, however, that any such issuances shall ratably dilute all Member Percentage Interests;

(xiii)     to participate in partnerships, joint ventures, limited liability companies, corporations or other associations of any kind with any Person or Persons; and

(xiv)     to do and perform all other acts as may be necessary or appropriate to the conduct of the Company's business.

(c)     Without limiting any of the foregoing provisions contained in Section 5.1(b), no action may be taken by or on behalf of the Company in connection with any of the following matters without the approval of a Majority-in-Interest of the Class A Members:

(i)     confession of a judgment against the Company;

(ii)     any act in contravention of this Agreement;

(iii)     distribution of any amounts to the Members, except as set forth in Section 6.3 hereof;

(iv)     dissolution of the Company;

(v)     the sale, exchange, conversion or other disposition or Transfer of all or substantially all the assets of the Company;

(vi)     consent to any merger, consolidation or other business combination involving the Company; and

(vii)     approval of any loans by the Company to a Member.

(d)     In discharging its duties as the Manager and in considering the best interests of the Company, the Manager shall consider the effects of any action or inaction on:

(i)     the Members;

(ii)    the employees and work force of the Company, its subsidiaries and its suppliers;

(iii)   the interests of the Company's customers as beneficiaries of the purpose of the Company to have a material positive impact on society and the environment;

(iv)    community and societal factors, including those of each community in which offices or facilities of the Company, its subsidiaries or its suppliers are located;

(v)     the local and global environment;

(vi)    the short-term and long-term interests of the Company, including benefits that may accrue to the Company from its long-term plans and the possibility that these interests may be best served by the continued independence of the Company; and

(vii)   the ability of the Company to create a material positive impact on society and the environment, taken as a whole.

(e)     In discharging its duties, and in determining what is in the best interests of the Company and the Members, the Manager shall not be required to regard any interest, or the interests of any particular group affected by an action or inaction, including the Members, as a dominant or controlling interest or factor.  The Manager shall not be personally liable for monetary damages for:

(i)     any action or inaction in the course of performing the duties of the Manager under this Section 5.1(e) if the Manager was not interested with respect to the action or inaction; or

(ii)    failure of the Company to create a material positive impact on society and the environment, taken as a whole.

(f)      The Manager does not have a duty to any person other than the Members in their capacity as a Member with respect to the purpose of the Company or the obligations set forth in this Section 5.1, and nothing in this Section 5.1, express or implied, is intended to create or shall create or grant any right in or for any person other than the Members or any cause of action by or for any person other than the Members or the Company.

(g)     Notwithstanding anything set forth herein, the Manager is entitled to rely on the provisions regarding "best interests" set forth above in enforcing its rights hereunder and under state law, and such reliance shall not, absent another breach, be construed as a breach of

the Manager's duty of care, even in the context of a Capital Transaction where, as a result of weighing the interests set forth in Section 5.1(d)(i)-(vii) above, the Manager determines to accept an offer, between two competing offers, with a lower purchase price.

        *(h)*      The Manager, in making a business judgment in good faith, fulfills the duty under this Section 5.1 if the Manager:

        *(i)*      is not interested in the subject of the business judgment;

        *(ii)*      is informed with respect to the subject of the business judgment to the extent the director reasonably believes to be appropriate under the circumstances; and

        *(iii)*      rationally believes that the business judgment is in the best interests of the Company.

<u>No Management Powers of the Members</u>.  The Members in such capacity shall have no voice or participation in the management of the Company business, and no power to bind the Company or to act on behalf of the Company in any manner whatsoever, except as specifically provided in this Agreement or by applicable law.

<u>Officers; Agents</u>.  The Manager may delegate its day-to-day operational authority to certain executive and non-executive officers (which persons may be given further delegation authority) pursuant to a resolution of the Manager (which resolution(s) shall be reduced to writing as soon as practicable after the adoption thereof).  The Manager may also appoint successor officers or other officers of the Company, which may include one or more vice presidents, a secretary and one or more assistant secretaries.  Compensation (including all benefits) of all officers and key employees, whether or not appointed pursuant to this Section 5.3, shall be determined by the Manager, and any modifications to such compensation shall be subject to approval by the Manager.  Any number of offices may be held by the same person. The Manager may choose such other agents to act on behalf of the Company as the Manager shall deem necessary in its sole discretion.  The officers of the Company shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Manager.

<u>Fees and Reimbursement of Expenses</u>. The Manager may designate and receive stated compensation for itself acting as the Manager of the Company, or designate and pay such compensation to any other Person to whom the duties of the Manager may be delegated pursuant to the authority of the Manager hereunder.  All costs and expenses actually incurred in connection with the organization of the Company and the ongoing operation or management of the business of the Company shall be borne by the Company.  The Company shall reimburse the Manager for all out-of-pocket costs and expenses incurred by the Manager in connection with the organization and business of the Company.

<u>Meetings</u>.  Meetings of the Members shall not be held unless the Manager, in its sole discretion, decides to call a meeting of the Members for any purpose.

<u>Bank Accounts</u>.  The Company shall establish and maintain accounts in financial institutions (including, without limitation, national or state banks, trust companies or savings and loan institutions) in such amounts as the Manager may deem necessary from time to time.  The funds of the Company shall be deposited in such accounts and shall not be commingled with the funds of any Member or any Affiliate thereof.  Company checks may be signed by any individual authorized by the Manager to sign checks on behalf of the Company.

<u>Indemnification of Manager, Officers, Employees and Agents</u>.

(i)     Each Person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (herein a "proceeding") by reason of the fact that he, she or it, is or was a Manager or an officer of the Company, or is or was serving at the request of the Company as a manager, director, officer, employee or agent of another limited liability company or of a corporation, partnership, joint venture, trust or other enterprise, including a service with respect to an employee benefit plan (hereinafter a "<u>Covered Person</u>"), whether the basis of such a proceeding is alleged action in an official capacity as a Manager, officer, employee or agent or in any other capacity while serving as a Manager, officer, employee or agent, shall be indemnified and held harmless by the Company to the fullest extent authorized by the Act (including indemnification for negligence, gross negligence and breach of fiduciary duty to the extent so authorized), as the Act exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than such law permitted the Company to provide prior to such amendment), against all expense, liability and loss (including attorneys' fees, judgments, fines, excise taxes, or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith (collectively "<u>Losses</u>").

(j)     The right to indemnification conferred in this Section 5.7 shall include the right to be paid by the Company the expenses (including attorneys' fees) incurred in defending any proceeding in advance of its final disposition. The rights of indemnification in paragraphs (a) and (b) of this Section 5.7 shall be contract rights and such rights shall continue as to a Covered Person who has ceased to be a Manager, officer, employee or agent and shall inure to the benefit of the Covered Person's heirs, executors and administrators.

(k)     The rights to indemnification and to the advancement of expenses conferred in this Section 5.7 shall not be exclusive of any other right that any Person may have or hereafter acquire under any statute, agreement, vote of the Members or otherwise.

(l)     The Company may maintain insurance, at its expense, to protect itself and any Covered Person against any Losses, whether or not the Company would have the power to indemnify such person against such Losses under the Act.

(m)     The Company's obligation, if any, to indemnify or advance expenses to any Covered Person is intended to be secondary to any such obligation of, and shall be reduced by any amount such Covered Person may collect as indemnification or advancement from, any Person (other than the Company) or such Person's insurance providers, as applicable, that is legally or contractually obligated to make indemnification payments (or equivalent payments

pursuant to an insurance policy or similar arrangement) to such Covered Person. Notwithstanding anything to the contrary in this Agreement, the Company may in the judgment of the Manager pay any obligations or liabilities arising out of this Section 5.7 as a secondary indemnitor at any time prior to any primary indemnitor making any payments any such primary indemnitor owes, it being understood that any such payment by the Company shall not constitute a waiver of any right of contribution or subrogation to which the Company is entitled (including against any primary indemnitor) or relieve any other indemnitor from any indemnity obligations. Neither a Manager nor the Company shall be required to seek indemnification or contribution from any other sources with respect to any amounts paid by the Company in accordance with this Section 5.7.

(n)    The Company may grant rights to indemnification and to advancement of expenses to any employee or agent of the Company to the fullest extent of the provisions of this Section 5.7 with respect to the indemnification and advancement of expenses of the Covered Person.

Reliance on Authority of Manager.  Any Person dealing with the Company may rely on the authority of the Manager without inquiry into the provisions of this Agreement or compliance herewith, regardless of whether that action actually is taken in accordance with the provisions of this Agreement.

Confidentiality.  Each Member shall keep confidential and shall not disclose or divulge any information regarding the Company or its business (including, but not limited to, its business plans, financial projections, financial results, intellectual property or other proprietary information).  Notwithstanding the foregoing, this confidentiality obligation shall not apply to the extent (i) such Member is required to disclose such information by law or legal process after such Member has given prompt notice to the Manager and has requested and pursued confidential treatment to the extent reasonably possible, or (ii) such information is or becomes generally available to the public through no fault of such Member or such Member's Affiliates.

Other Business.  Any Member, Manager, director, officer, or employee of the Company, or advisor, agent or representative of the Company who is, was or will be affiliated with any Member or any Affiliate thereof, may engage in or possess an interest in other business opportunities or ventures (unconnected with the Company) of every kind and description, independently or with others, similar or dissimilar to the business of the Company, and the Company shall have no rights by virtue of this Agreement in and to such independent opportunities or venture, even if competitive with the business of the Company, and the pursuit of and such opportunities or ventures by any such Person shall not be deemed wrongful or improper. No such Person shall be obligated to present any particular investment opportunity or venture to the Company even if such opportunity or venture is of a character that, if presented to the Company, could be taken by the Company, and any such Person shall have the right to take for its own account (individually, as a partner or fiduciary, or otherwise) or to recommend to others any such particular investment opportunity or venture.

C-Corp Conversion. Upon the approval of the Manager of a plan to incorporate the Company (a "C-Corp Conversion"), the Company shall incorporate or otherwise become a corporation (the "Corporation") in any fashion determined by the Manager and, thereupon the

Members shall become shareholders of the Corporation. A Member shall not have any veto power or other voting power with respect to the C-Corp Conversion as provided in this Section ___, and each Member shall take all actions necessary or desirable in connection with the consummation of the C-Corp Conversion. The Company shall pay all of the organizational, legal and accounting expenses and filing fees incurred in connection with the C-Corp Conversion. In connection with the C-Corp Conversion, the Manager shall endeavor to maintain the relative rights and preferences of the Membership Units having economic terms reasonably similar to the current terms of each class of Membership Units, as determined by the Manager. No approval of the Members shall be required in connection with the consummation of the C-Corp Conversion. Each Member agrees to execute and deliver such additional documents, instruments, conveyances and assurances and take such further actions as may be required to carry out the provisions of this Section ___ and give effect to the C-Corp Conversion.

## Article VI.
## ALLOCATIONS AND DISTRIBUTIONS

<u>Allocations of Profits and Losses and Gain or Loss from a Capital Transaction</u>.

(a)　　Except as otherwise provided in this Agreement and subject to Section 4.7, at the end of each fiscal year, and after adjusting for all Capital Contributions and distributions made during a fiscal year, Net Profits and Net Losses and any Gain or Loss from a Capital Transaction (and, if necessary, individual items of gross profit or loss) shall be allocated to the Capital Accounts of the Members (including the Manager) in a manner such that, after such allocations have been made, the balance of each Member's Capital Account shall, to the extent possible, be equal to an amount that would be distributed to such Member if (a) the Company were to sell the assets of the Company for their Values, (b) all Company liabilities were satisfied (limited with respect to each nonrecourse liability to the Values of the assets securing such liability), (c) and the Company were to distribute the proceeds of sale pursuant to Section 8.2, minus the sum of (1) such Member's share of Company Minimum Gain or Member Nonrecourse Debt Minimum Gain, and (2) the amount, if any, that such Member is obligated (or deemed obligated) to contribute, in its capacity as a Member, to the Company; computed immediately prior to the hypothetical sale of assets. The Manager may, in its sole and absolute discretion, make such other assumptions (whether or not consistent with the above assumptions) as it deems necessary or appropriate in order to effectuate the intended economic sharing arrangement of the Members as reflected in Section 8.2.

(b)　　<u>Special Allocations</u>.

(i)　　<u>Minimum Gain Chargeback</u>. Except as otherwise provided in Treasury Regulation Section 1.704-2(f), notwithstanding any other provision of this Article VI, if there is a net decrease in Company Minimum Gain during any fiscal year, each Member and transferee shall be specially allocated Net Profits (or, if necessary, items of income and gain) for such fiscal year (and, if necessary, subsequent fiscal years) in an amount equal to such Member's and transferee's share of the net decrease in Company Minimum Gain, determined in accordance with Treasury Regulation Section 1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required

to be allocated to each Member and transferee pursuant thereto. The Net Profits (or items of income or gain) to be so allocated shall be determined in accordance with Treasury Regulation Sections 1.704-2(f)(6) and 1.704-2(j)(2). This Section 6.1(b)(i) is intended to comply with the minimum gain chargeback requirement in Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

(ii) <u>Member Minimum Gain Chargeback</u>. Except as otherwise provided in Treasury Regulation Section 1.704-2(i)(4), notwithstanding any other provision of this Article VI, if there is a net decrease in Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt during any fiscal year, each Member and transferee who has a share of the Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Treasury Regulation Section 1.704-2(i)(5), shall be specially allocated Net Profits (or, if necessary, items of income and gain) for such fiscal year (and, if necessary, subsequent fiscal years) in an amount equal to such Member's and transferee's share of the net decrease in Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Treasury Regulation Section 1.704-2(i)(4). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The Net Profit (or items of income or gain) to be so allocated shall be determined in accordance with Treasury Regulation Section 1.704-2(i)(4) and 1.704-2(j)(2). This Section 6.1(b)(ii) is intended to comply with the minimum gain chargeback requirement in Treasury Regulation Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(iii) <u>Qualified Income Offset</u>. In the event that in any fiscal year a Member and/or transferee unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5) or 1.704-1(b)(2)(ii)(d)(6) so as to cause or create an Adjusted Capital Account Deficit, Net Profits (or, if necessary, items of income and gain) shall be specially allocated to the Member and/or transferee in such fiscal year (and subsequent fiscal years, if necessary) in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, such Adjusted Capital Account Deficit of the Member as quickly as reasonably possible.

(iv) <u>Gross Income Allocation</u>. In the event that any Member and/or transferee has a deficit balance in its Capital Account at the end of any fiscal year of the Company which is in excess of the sum of (i) the amount that such Member and/or transferee is obligated to restore pursuant to any provision of this Agreement and (ii) the amount that such Member and/or transferee is deemed to be obligated to restore pursuant to the penultimate sentences of Treasury Regulation Sections 1.704-2(g)(1) and 1.704-2(i)(5), such Member and/or transferee shall be specially allocated Net Profits (or items of income and gain) in the amount of such excess as quickly as possible.

(v)     Nonrecourse Deductions.  Nonrecourse Deductions for any fiscal year shall be specially allocated among the Members and/or transferees, pro rata in proportion to their Percentage Interests.

(vi)     Member Nonrecourse Deductions.  Any Member Nonrecourse Deductions for any fiscal year shall be specially allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Treasury Regulation Section 1.704-2(i)(1).

(vii)     Regulatory Allocations.     The allocations set forth in Sections 6.1(b)(i)-6.1(b)(vi) hereof (the "Regulatory Allocations") are intended to comply with certain requirements of the Treasury Regulations.  It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss, or deduction pursuant to this Section 6.1(b).  Therefore, notwithstanding any other provision of this Agreement (other than the Regulatory Allocations), the Manager shall make such offsetting special allocations of Company income, gain, loss or deduction in whatever manner it determines appropriate so that, after such offsetting allocations are made, each Member's and/or transferee's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of the Agreement and all Company items were allocated pursuant to Section 6.1(a) hereof.

(c)     Allocation of Income and Loss for Income Tax Purposes.

(i)     The income, deductions, gains, losses, and credits of the Company shall be allocated for federal, state, and local income tax purposes by the Manager among the Persons who were Members during the relevant taxable year.  For the purpose of determining the income, loss, or any other items allocable to any period during the relevant taxable year of the Company, such items shall be determined by the Manager using any method permitted by Code Section 706 and the Treasury Regulations thereunder.  The Manager shall make all allocations taking into account the Members' Capital Accounts on the first day of the taxable year, additional Capital Contributions made during the year, and distributive shares of Net Profits, Net Losses, any Gain or Loss from a Capital Transaction and special allocations for such year, any entry of new Members, any distributions by the Company and the difference between income for tax purposes and profitability for Company purposes, so as to have the tax allocations follow the allocations made for "book purposes" under this Article as closely as reasonably possible; provided, that no such allocation by the Manager shall discriminate unfairly against any Member.

(ii)     Further, in accordance with Code Section 704(c) and the Treasury Regulations thereunder, income, gain, loss, and deduction with respect to any property contributed to the Company shall, solely for tax purposes, be allocated

among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and the fair market value of such property credited to the Capital Account of the contributing Member. In the event that the fair market value of Company Property varies from the Company's adjusted tax basis at the time of admission of a new Member, withdrawal of a Member, or any additional Capital Contributions, subsequent tax allocations of income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and such fair market value in the same manner as under Code Section 704(c) and the Treasury Regulations thereunder. The Manager may make such modifications to this Agreement as may be required to comply with Section 704(c) and the Treasury Regulations thereunder. Any elections or other decisions relating to such allocations shall be made by the Manager in any manner that reasonably reflects the purposes and intention of this Agreement. Allocations pursuant to this section are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Net Profits, Net Losses, Gain or Loss from a Capital Transaction, distributions, or other items pursuant to any provision of this Agreement.

Code Section 83 Safe Harbor Election.

(d)     By executing this Agreement, each Member authorizes and directs the Company to elect to have the "Safe Harbor" described in the proposed Revenue Procedure set forth in IRS Notice 2005-43 (the "Notice") apply to any Class B Unit in the Company transferred to a service provider by the Company on or after the effective date of such Revenue Procedure in connection with services provided to the Company. For purposes of making such Safe Harbor election, the Manager shall designate itself as the Member "who has responsibility for federal income tax reporting" by the Company and, accordingly, execution of such Safe Harbor election by such Manager shall constitute execution of a "Safe Harbor Election" in accordance with the Notice. On or after the effective date of such Revenue Procedure, the Company and each Member hereby agrees to comply with all requirements of the Safe Harbor described in the Notice, including, without limitation, the requirement that each Member shall prepare and file all federal income tax returns reporting the income tax effects of each such Class B Unit issued by the Company in a manner consistent with the requirements of the Notice.

(e)     The Company and any Member may pursue any and all rights and remedies it may have to enforce the obligations of the Company and the Members (as applicable) under this Section 6.2, including, without limitation, seeking specific performance and/or immediate injunctive or other equitable relief from any court of competent jurisdiction (without the necessity of showing actual money damages, or posting any bond or other security) in order to enforce or prevent any violation of the provisions of this Section 6.2. A Member's obligations to comply with the requirements of this Section 6.2 shall survive such Member's ceasing to be a Member of the Company or the termination, dissolution, liquidation, and winding up of the Company, and, for purposes of this Section 6.2, the Company shall be treated as continuing in existence.

(f)     Each Member authorizes the Manager to amend this Section 6.2(c) to the extent necessary to achieve substantially the same tax treatment with respect to any interest in the Company transferred to a service provider by the Company in connection with services provided to the Company as set forth in Section 4 of the Notice (*e.g.*, to reflect changes from the rules set forth in the Notice in subsequent IRS guidance), provided that such amendment is not materially adverse to any Member (as compared with the after-tax consequences that would result if the provisions of the Notice applied to all interests in the Company transferred to a service provider by the Company in connection with services provided to the Company).

Distributions.

(g)     Subject to Section 4.7, Net Cash Flow, excluding any Net Proceeds, of the Company shall be distributed to the Members in the following order of priority at such times and in such amounts as the Manager shall determine:

(i)     to creditors of the Company, including Members who are creditors, to the extent permitted by law, in satisfaction of the liabilities of the Company (whether by payment or the making of reasonable provision for payment thereof);

(ii)    to the Class A Members, in proportion to their Unrecovered Capital Contributions, if any, until the Unrecovered Capital Contributions of the Class A Members have been reduced to zero; and

(iii)   the balance, if any, to the Members in accordance with their respective Percentage Interests.

(h)     Subject to Section 4.7, Net Proceeds of the Company shall be distributed to the Members in the following order of priority at such times and in such amounts as the Manager shall determine:

(i)     to creditors of the Company, including Members who are creditors, to the extent permitted by law, in satisfaction of the liabilities of the Company (whether by payment or the making of reasonable provision for payment thereof);

(ii)    to the Class A Members, in proportion to its Unrecovered Capital Contributions, if any, until the Unrecovered Capital Contributions of the Class A Members have been reduced to zero; and

(iii)   the balance, if any, to the Members in accordance with their respective Percentage Interests.

Tax Distributions. Notwithstanding the order of priority of distributions set forth in Section 6.3, the Manager shall, for each taxable year, cause the Company to distribute to each of the Members in an amount equal to the excess, if any, of (A) the product of (x) the cumulative amount of taxable income that has been allocated to such Member for U.S. federal income tax purposes for all prior taxable years, reduced by the cumulative amount of all taxable losses (if any) that have been allocated to such Member for U.S. federal income tax purposes for all prior taxable years and (y) the Assumed Tax Rate, over (B) all previous distributions to such Member

pursuant to Section 6.3 and this Section 6.4; provided, however, that no such distribution shall be made to the extent that the Manager determines, in its sole discretion, that funds are not reasonably available for such distribution by virtue of applicable law, contractual obligation or current or future needs of the Company. Such distribution to each Member shall be made no later than the first day of the fourth month following the end of the taxable year of the Company with respect to which such distribution is made. Distributions made pursuant to this Section 6.4 shall be applied against amounts otherwise distributable to the Members pursuant to Section 6.3.

Limitation Upon Distributions. No distribution shall be declared and paid if, after the distribution is made the sum of the Company's total assets would be less than the sum of its total liabilities.

Withholding. The Company is hereby authorized to, and shall, comply with any and all withholding obligations to which it is subject. In the event the Company is required to deduct and withhold, pursuant to the Code or any other federal, state or local law, rule or regulation which is currently in effect or which may be promulgated hereafter, any amount from an actual distribution to a Member, the amount so deducted and withheld from such distribution shall, for all purposes of this Agreement, be treated as a distribution to such Member of the same type as the distribution giving rise to the obligation. In the event such law requires the Company to pay or withhold any amount on behalf of a Member (including any federal, state or local taxes) measured by a Member's distributive share of the Company's Net Profit, gain or any other Company item, other than any amount required to be deducted and withheld from actual distributions to a Member, then the payment or withholding of any such amount shall be considered a loan (a "Tax Loan") by the Company to such Member (the "Borrowing Member"). The Borrowing Member shall repay any such Tax Loan within thirty (30) days after the Company delivers a written demand therefor, together with interest at an annual rate equal to two percent (2%) per annum in excess of the rate announced from time to time in the Wall Street Journal as the "prime rate" from the date such loan was made until the date of the repayment thereof. In addition to any other rights of the Company to enforce its entitlement to receive payment of the Tax Loan, plus any accrued interest thereon, the Company may deduct from any distribution to be made to a Borrowing Member an amount not greater than the outstanding balance of any Tax Loan, plus any accrued interest thereon, as a payment in total or partial satisfaction thereof.

## Article VII.
## TRANSFER OF INTEREST

Compliance with Securities Laws. No Membership Units have been registered under the Securities Act of 1933, as amended (the "Securities Act"), or under any applicable state securities laws. A Member may not Transfer all or any part of such Member's Membership Units, except upon compliance with the applicable federal and state securities laws and otherwise subject to the other provisions of this Agreement. The Company shall have no obligation to register any Membership Units under the Securities Act or under any applicable state securities laws, or to make any exemption therefrom available to any Member.

Restrictions on Transferability.

(a)     Except as expressly permitted by the terms and provisions of this Article VII, no Member may Transfer all or any part of such Member's Membership Units without the consent of the Manager, which consent may be given or withheld in the sole discretion of the Manager, and any attempt to do so shall be null and void.  Further, unless otherwise provided herein, any Transfer shall not give the transferee the right to be admitted as a Substitute Member.  No Transfer of any Membership Units shall relieve the transferring Member of any liability to the Company or the other Member that arose prior to the Transfer.

(b)     A Member may Transfer the Membership Units of such Member without the consent of the Manager (i) to a Permitted Transferee or (ii) to a transferee following full compliance with the provisions of Sections 7.3, 7.4 or 7.5  hereof.

(c)     Each Transfer permitted by this Article VII shall not become effective unless and until the transferee executes and delivers to the Company a counterpart to this Agreement, agreeing to be treated in the same manner as the transferring Member.  Upon such Transfer and such execution and delivery, the transferee shall be admitted as a Substitute Member.

VII.2   Drag Along Rights

(a)     A Majority-in-Interest of the Class A Members (the "Dragging Members") may require all other Members (the "Drag-Along Members" or "Drag-Along Member", as the case may be) to transfer their Membership Units in a transaction which constitutes a bona fide sale and assignment (a "Drag-Along Sale") of all of the Membership Units of the Company to any third party that is not a Permitted Transferee.

(b)     To exercise such right, the Dragging Members shall send (or shall cause the Manager to send) a written notice (the "Drag-Along Notice") to each Drag-Along Member, setting forth the consideration to be paid by the third party purchaser and the other terms and conditions of such transaction.  Each Drag-Along Member shall be required to consummate the Drag-Along Sale for the amount of consideration and under the terms and conditions set forth in the Drag-Along Notice, as adjusted for pre-existing differences in the rights and privileges among the classes of Membership Units.  At the consummation of the purchase of such Membership Units by the third party purchaser, the Drag-Along Members shall deliver to the Manager duly executed instruments of transfer for their Membership Units.  If one or more of the Drag-Along Members fails to deliver such instrument of transfer to the Manager, the Manager shall cause the books and records of the Company to show that such Membership Units are bound by the provisions of this Section 7.3 and that such Membership Units shall be transferred only to the third party purchaser.  In the event one or more of the Drag-Along Members fails to deliver the duly executed instruments of transfer to the Manager as required herein, then the Manager may execute any documents as shall be required for the purpose of transferring any Membership Units on the books and records of the Company, including but not limited to, an instrument of transfer as required by this Section 7.3 and the Manager is hereby deemed appointed an attorney-in-fact of each such Drag-Along Member for the purpose of effectuating the requirements of this Section 7.3.

(c)    Promptly, but in no event later than five (5) days after the consummation of the sale of the Membership Units of the Dragging Members and the Drag-Along Members pursuant to this Section 7.3, the Manager shall remit to the Drag-Along Members the applicable sales price for their Membership Units sold pursuant hereto (net of all costs and expenses incurred in connection with the sale).

Right of First Refusal.

(d)    Except in connection with a proposed transfer under Section 7.3 or 7.5 hereof, in the event that any Member (a "Selling Member") receives a bona fide offer (an "Offer") from any Person, including another Member, to acquire all or any portion of the Selling Member's Membership Units (the "Offered Units"), which Offer the Selling Member is willing to accept, the Selling Member may not sell, transfer, exchange or assign the Offered Units without first giving the Class A Members a right of first refusal to acquire the Offered Units in accordance with the provisions of this Section 7.4. Each Class A Member may assign its right of first refusal for all or any portion of the Offered Units to any third party (the "Designee"). Upon receipt of an Offer, the Selling Member shall deliver a copy of the Offer (which Offer must set forth the consideration to be paid by the third party purchaser and the other terms and conditions of such transaction) to each Class A Member and/or its Designee.

(e)    Within thirty (30) days following receipt of the Offer, each Class A Member shall have the right to purchase its pro rata share of the Offered Units and, in the case of the Designee, such portion of the Offered Units purchaseable by the assigning Class A Member, on the same terms and conditions as set forth in the Offer by delivering written acceptance to the Selling Member.  Upon exercise of the right to purchase by a Designee who is not a Member, such Designee shall, at the time of purchase, execute and deliver to the Company a joinder agreement, substantially in the form of Exhibit A or Exhibit B, as applicable, attached hereto.

(f)    In the event any Class A Member and/or its Designee does not exercise its right to acquire their pro rata share of the Offered Units, then those Class A Members that exercised their right shall have the second right to acquire their pro rata share of any remaining Offered Units. This process shall continue expeditiously so long as any Class A Member desires to purchase any remaining Offered Units until all Offered Units are acquired or until the Class A Members elect not to purchase any further Offered Units. In the event that any Offered Units remain  (i.e. not acquired by a Class A Member) after the operation of the foregoing process, the Selling Member shall be free to sell the remaining Offered Units to the third party purchaser set forth in the Offer upon the terms and conditions set forth in the Offer within the time period set forth in the Offer.  In the event the transaction is not completed within thirty (30) days and on the same terms and conditions as set forth in the Offer, each Class A Member shall again have a right of first refusal to acquire or assign such Membership Units in accordance with the provisions of this Section 7.4.

(g)    Notwithstanding the foregoing, the obligations of a Selling Member in this Section 7.4 shall not apply to any Offer or sale by a Class A Member.

Repurchase Rights.

(h)     Upon (i) the death of any Member or Control Person of a Member or (ii) the termination of employment or consultancy with the Company or with the Manager of any Class B Member (each such event, a "Repurchase Event"), the Company, in addition to any other rights it may have under the original grant agreement or instrument, shall have the right, but not the obligation, to purchase all or any portion of the Class B Units held by such Class B Member, his estate or any trustee, receiver, conservator or other Permitted Transferee of such Member's Class B Units, as applicable, in each case, as has not executed a joinder agreement, substantially in the form attached as Exhibit A to this Agreement, and been duly admitted as a Member by the Manager (any of the foregoing Persons being referred to herein as an "Offering Member"); provided, however, that the foregoing purchase right may be waived by the Manager in its sole discretion on behalf of the Company as to any individual Class B Member.  If the Company determines to exercise the foregoing purchase right, it shall provide written notice to the Offering Member of the Company's election to purchase such Interest, which notice may be delivered at any time within ninety (90) days following the applicable Repurchase Event.  If the Company determines to purchase such Class B Units in accordance with this Section 7.5(a), then the Offering Member shall be obligated to sell such Interest in accordance with Section 7.5(b) below.

(i)     Closing.

(i)     Closing Date. The closing (the "Closing") of the purchase of any Class B Units purchased pursuant to Section 7.5(a) hereof shall take place not later than thirty (30) days after the Company's election to purchase such Class B Units and shall be held at the principal office of the Company unless otherwise mutually agreed.

(ii)     Purchase Price. The purchase price (the "Purchase Price") for any Class B Units purchased pursuant to Section 7.5(a) shall be the fair market value of such Class B Units as of the date of the applicable Repurchase Event, as determined by the Manager in good faith.  The determination by such firm shall be final and binding on all parties. The Company shall bear the costs of any such valuation. If the Company and the applicable Offering Member are unable to agree on an independent appraiser, upon the request of either the Company or the applicable Offering Member, the Company and such Offering Member may each select an appraiser having not less than ten (10) years of relevant experience and thereafter the two selected appraisers shall jointly select an independent appraiser meeting the criteria set forth in this Section 7.5(b)(ii) to make such determination.

(iii)     Payment of Purchase Price.  In full redemption of the Class B Units to be purchased pursuant to Section 7.5(a), the Company shall pay the Purchase Price, at the Company's election either (i) 100% at the Closing by certified or bank cashier's check in cash or (ii) as follows:(x) at least twenty percent (20%) of the Purchase Price by certified or bank cashier's check at the Closing and (y) the balance of the Purchase Price by the issuance of a promissory note to the applicable Offering Member in an amount equal to the remainder of the Purchase Price, which note shall have a term of three (3) years, bear interest at the rate per annum equal to 1% plus the "Prime Rate" as reported on the date of the Closing in

The Wall Street Journal and be payable in equal quarterly installments. The Company's obligation to make the quarterly installments shall be evidenced by a promissory note prepared by the Company's counsel, which shall be in form and substance reasonably satisfactory to the parties.

(iv)     No Rights as Member. The Offering Member shall have no rights or obligations as a Member of the Company from and after the Closing, other than with respect to payment for the purchased Units. Further, the Capital Account with respect to the Units of the Offering Member shall not be allocated Net Profits or Net Losses following a Repurchase Event until such Units is transferred to a Member duly admitted by the Manager.

(v)     Other Documents. Each Offering Member agrees to execute such documents as may be reasonably requested by the Company (or its counsel) in order to carry out the intent of the provisions of this Section 7.5.

## Article VIII.
## DISSOLUTION AND TERMINATION

Dissolution. The Company shall be dissolved upon the occurrence of any of the following events:

(a)     the determination of the a Majority-in-Interest of the Class A Members;

(b)     the entry of a decree of judicial dissolution under the Act; or

(c)     upon the sale of all or substantially all of the assets of the Company.

Notwithstanding anything contained herein to the contrary, the bankruptcy, death, dissolution, expulsion, incapacity or withdrawal of a Member shall not result in the dissolution of the Company.

Distribution of Assets Upon Dissolution. In settling accounts after dissolution, the liabilities of the Company shall be entitled to payment in the following order:

(d)     first, to the payment of the expenses of liquidation;

(e)     then, to the setting up of any reserves which the Manager deems necessary or desirable for any contingent or unforeseen liabilities or obligations of the Company; and

(f)     thereafter, to the Members in accordance with Section 6.3(b).

Winding Up. Except as provided by law, upon dissolution, each Member shall look solely to the assets of the Company for the return of its Capital Contribution. If the Company Property remaining after the payment or discharge of the debts and liabilities of the Company is insufficient to return the Capital Contribution of each Member, such Member shall have no recourse against any other Member. The winding up of the affairs of the Company and the distribution of its assets shall be conducted exclusively by the Manager, who is hereby

authorized to take all actions necessary to accomplish such distribution including, without limitation, selling any Company assets the Manager deems necessary or appropriate to sell.

Articles of Dissolution.  When all debts, liabilities and obligations have been paid and discharged or adequate provisions have been made therefor and all of the remaining property and assets have been distributed to the Members, and the winding up of the affairs of the Company is complete, the Company shall file Articles of Dissolution with the Secretary of State of the State of New York.

## Article IX.
## FINANCIAL STATEMENTS, BOOK RECORDS, TAX RETURNS, ETC.

Books of Account.

(a)     The Manager, at the expense of the Company, shall maintain, at the principal office of the Company, complete books of account, in which there shall be entered, fully and accurately, every transaction of the Company and shall include the following:

(i)      A current list of the full name and last known business address of each Member and the Manager;

(ii)     A copy of the Articles and this Agreement and all amendments thereto;

(iii)    Copies of the Company's federal, state, and local income tax returns and reports, if any, for the three (3) most recent years; and

(iv)    Copies of any financial statements of the Company for the three (3) most recent years.

(b)     Any Member (other than a Class CF Member) shall have the right, from time to time (but not more than annually), at its own expense, to cause its accountants and representatives to inspect and copy the records referred to in paragraphs (i) through (iv) above, as well as such other information regarding the affairs of the Company as, in the reasonable determination of the Manager, is just and reasonable.  The Company, upon not less than five (5) business days' written notice, shall make such records available for such inspection at reasonable hours during business days.  Any Member exercising its right of inspection shall reimburse the Company for its reasonable costs and expenses, if any, incurred in connection therewith.

(c)     The fiscal year of the Company shall be the calendar year.  The books of account of the Company shall be kept on a tax accounting basis applied in a consistent manner. All determinations by the Manager with respect to the treatment of any item or its allocation for federal, state, or local tax purposes, or with respect to making or not making any elections for tax purposes, shall be binding upon all of the Members.

Financial Statements and Reports.  The Manager shall at the expense of the Company cause to be prepared and furnished to the Members (other than a Class CF Member, within ninety (90) days after the end of each fiscal year, unaudited financial statements of the Company,

including a balance sheet, statement of operations, and a statement of cash flow for the fiscal year then-ended.

Class CF Member Information Rights. Any Class CF Member shall have the right, from time to time (but not more than annually) and as otherwise required by the Act, at its own expense, to inspect and copy the records referred to in Section 9.1(a)(i) through 9.1(a)(iv) above, as well as such other information regarding the affairs of the Company as, in the reasonable determination of the Manager, is just and reasonable. The Company, upon not less than twenty (20) business days' written notice, shall make such records available for such inspection at reasonable hours during business days. Any Member exercising its right of inspection shall reimburse the Company for its reasonable costs and expenses, if any, incurred in connection therewith.

Tax Returns. The Manager shall, at the expense of the Company, cause the preparation and timely filing of all tax returns required to be filed by the Company pursuant to the Code and any relevant state and local law. Copies of such returns, or pertinent information therefrom, including the applicable Schedule K-1, shall be furnished to each Member within a reasonable period of time after the end of the Company's taxable year at the expense of the Company. Upon the written request of a Class A Member or a Class B Member and at such Member's expense, the Company shall provide to such Member a complete copy of the Company's federal income tax return for the immediately preceding taxable year.

Election under Section 754 of the Code and Other Elections. In the event of any transaction described in Section 743(b) of the Code and permitted by the provisions of this Agreement, the Company may, in the sole discretion of the Manager, and upon the timely written request of the person succeeding to an Interest in such transaction, make the election provided for in Section 754 of the Code or a similar provision enacted in lieu thereof, to adjust the basis of the Company Property. The Member requesting said election shall pay all costs and expenses incurred by the Company in connection therewith. The Company may also make any other election that the Manager may deem appropriate and in the best interests of the Members.

9.5    Tax Matters Member; Partnership Representative.

(d)    GNV, or any successor appointed pursuant to Section 5.1(a) of this Agreement, shall act as (a) the "tax matters partner" of the Company, as provided in Section 6231 of the Code (as in effect prior to the repeal of such section and other related sections pursuant to the Bipartisan Budget Act of 2015 (the "Existing Code")) and the Treasury Regulations thereunder (the "Tax Matters Member") and (b) the "partnership representative" of the Company (the "Membership Representative") for purposes of Section 6223 of the Code (as in effect following the effective date of its amendment by Section 1101 of the Bipartisan Budget Act of 2015 (the "Amended Code")"), in each case, to manage administrative tax proceedings conducted at the Company level by the IRS with respect to Company matters. Each Member hereby approves of such designation, agrees and acknowledges that GNV may engage such professional advisors as it may deem appropriate in carrying out its duties as Tax Matters Member and the Membership Representative, and agrees to execute such documents as may reasonably be necessary or appropriate to evidence such approval. GNV shall (i) keep the Members reasonably informed of all material administrative and judicial proceedings relating to

the Company and (ii) consult with the Members in good faith prior to the settlement of any such proceeding. If requested by any Member, the Membership Representative shall make the election described in Amended Code Section 6226(a)(1); provided such election does not have a material disproportionate effect on any Member. Subject to the foregoing, GNV shall have the power and perform the obligations required of a tax matters partner and a partnership representative to the extent and in the manner provided by applicable Code sections and Treasury Regulations. Without limiting the foregoing, GNV shall have the right to defend against any proposed adjustment by all appropriate proceedings, and consistent with Existing Code Sections 6221 through 6233, each Member shall allow any proposed adjustment with respect to any "partnership item" (as defined in Existing Code Section 6231(a)(3)) to be handled by the Tax Matters Member; provided, however, that any settlement, adjustment or compromise with respect to any Member, which does not affect all Members proportionately, shall require the written consent of all of the Members.

(e)     The Company shall reimburse the Tax Matters Member and the Membership Representative for all reasonable out-of-pocket expenses incurred by the Tax Matters Member and the Membership Representative, as applicable, including reasonable fees of any professionals or attorneys, in carrying out its duties as Tax Matters Member and the Membership Representative, as applicable.

(f)     The provisions of this Section 9.5 shall survive the termination of any Member's interest in the Company, the termination of this Agreement and the termination of the Company and shall remain binding on each Member for the period of time necessary to resolve with the IRS all federal income tax matters relating to the Company.

## Article X.
## MISCELLANEOUS

Notices.    Any notice, demand, election or other communication (hereinafter called a "notice") that, under the terms of this Agreement or under any statute, must be or may be given by the parties hereto shall be in writing and shall be given by mailing the same by certified or registered mail, return receipt requested, postage-prepaid, addressed or by reputable overnight courier to such parties' address as set forth on Schedule A hereto and with respect to any notice above, with a copy to:

> Pryor Cashman, LLP
> 7 Times Square
> New York, New York 10036
> Attention:  Edward C. Normandin, Esq.
> Email:  enormandin@pryorcashman.com

All copies of notices to be sent to any party hereunder shall be sent in the same manner as required for notices. Either party may designate, by notice in writing to the other, a new or other address to which notices shall thereafter be given. Any notice given hereunder (other than a notice of a new address or additional address for notice purposes) shall be deemed given when received as hereinabove provided. Any notice of a new or additional address for notice purposes shall be deemed given on the date upon which the same is received by the addressee thereof.

Complete Agreement. This Agreement fully sets forth all of the agreements and understandings of the parties with respect to the Company and supersedes any prior agreements of the parties. There are no representations, agreements, arrangements or understandings, oral or written, among the parties relating to the subject matter of this Agreement which are not expressly set forth herein.

Amendments. Except as otherwise provided herein, amendments or modifications shall be made to this Agreement upon the written consent of, or a resolution adopted by, the Class A Members. Without limiting the foregoing, the Manager may, without the consent of any other Members, amend any provision of this Agreement and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith to reflect:

(a) a change in the location of the principal place of business of the Company, or a change in the registered office or the registered agent of the Company;

(b) the admission of a new Member or Substitute Member into the Company or termination of any Member's Interest in the Company in accordance with this Agreement;

(c) a change that is (i) of an inconsequential nature and does not adversely affect any Member in any material respect; (ii) necessary or desirable to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or contained in any federal or state statute applicable to the Company and the compliance with which the Manager deems to be in the best interest of the Company and the Members; or (iii) necessary or desirable so that the method of tax allocations will comply with applicable provisions of the Code, the Treasury Regulations or rulings of the IRS; or

(d) a change in Schedule A or the books and records of the Company to reflect any change in the Percentage Interests, Membership Units or Capital Contributions that occurs in accordance with the terms of this Agreement.

Severability. This Agreement is intended to be performed in accordance with, and only to the extent permitted by, the applicable laws, ordinances, rules and regulations of the jurisdictions in which the Company engages in business. If any provision of this Agreement, or the application thereof to any person or circumstance, shall, for any reason and to any extent, be held to be invalid or unenforceable, the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected, but rather shall be enforced to the full extent permitted by law.

Ratification. Each person who becomes a Member in the Company after the execution and delivery of this Agreement shall, by becoming a Member, be deemed thereby to ratify and agree to all prior actions taken by the Company and the Manager.

Binding upon Successors. This Agreement shall be binding upon the parties hereto and their respective heirs, executors, administrators, successors and assigns, and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors and permitted assigns. This Agreement shall become effective upon its execution and delivery by the Members.

Rights of Third Parties.  None of the provisions of this Agreement shall be construed as having been made for the benefit of any creditor of either the Company or any of the Members, nor shall any of such provisions be enforceable (except as otherwise required by law) by any person not a party hereto.

Governing Law.  Irrespective of the place of execution or performance, the validity and construction of this Agreement shall be governed by the laws of the State of New York. Any disputes arising out of this Agreement shall be adjudicated in a federal or state court of competent jurisdiction sitting in the County of Westchester in the State of New York.

Captions.  The captions, headings and titles contained in this Agreement are solely for convenience of reference and shall not affect the interpretation of this Agreement or of any provision hereof.

Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which shall together constitute one instrument.

Representations, Warranties and Covenants of the Members.  Each Member represents and warrants as of the date hereof to each of the other Members and the Company as follows:

(e)     Such Member has the legal capacity and all right, power and authority to enter into this Agreement and will at all times have the full power and authority to perform its obligations under this Agreement; and

(f)     This Agreement has been duly authorized, executed and delivered by such Member, and this Agreement constitutes such Member's valid and binding obligation, enforceable in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, moratorium or other laws affecting creditors' rights generally, or equitable principles, whether applied in a proceeding in equity or law.

Tense and Gender of Words.  All terms and words used in this Agreement, regardless of the tense or gender in which they are used, shall be deemed to include each other tense and gender unless the context requires otherwise.

Separate Legal Counsel.  Each Member acknowledges that he, she, or it has been advised to obtain separate legal counsel to review this Agreement and advise him, her or it regarding the consequences and legal effect of the same. Pryor Cashman LLP has prepared this Agreement as counsel for the Company and is not acting as counsel for any Member.

*[Signature page follows]*

**IN WITNESS WHEREOF**, the parties hereto have executed and acknowledged this Agreement as of the date first above written.

                                    **COMPANY**:

                                    **GROVE BIOMEDICAL LLC**
                                    **By: Grove North Ventures, LLC, its Manager**

                                    By: _____
                                    Name:   Joseph Rosenberg
                                    Title:    Managing Member

                                    **MEMBERS**:

                                    GROVE NORTH VENTURES, LLC

                                    By: _____
                                    Name:   Joseph Rosenberg
                                    Title:    Managing Member

**JOINDER TO**
**SECOND AMENDED AND RESTATED LIMITED LIABILITY COMPANY**
**OPERATING AGREEMENT OF**
**GROVE BIOMEDICAL LLC**
**FOR CLASS B UNITS**

THIS JOINDER (this "Joinder"), dated as of _____ _____, 20__, to that certain Second Amended and Restated Limited Liability Company Operating Agreement of Grove Biomedical LLC, a New York limited liability company (the "Company"), dated as of December __, 2020 (as the same may be amended or supplemented from time to time, the "Operating Agreement"), is made by and between the Company and _____ ("New Member"). Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Operating Agreement.

WHEREAS, pursuant to a [Grant Agreement] dated as of _____ __, 20__ and subject to New Member's execution of this Joinder, New Member has acquired certain Class B Units of the Company (the "Membership Interest"); and

WHEREAS, as a condition to the issuance of the Membership Interest, New Member is required to become a party to the Operating Agreement, and New Member agrees to do so in accordance with the terms hereof.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1.      Agreement to be Bound.  New Member hereby agrees that upon execution and delivery of this Joinder by New Member and the Company, New Member shall become a party to the Operating Agreement and shall be fully bound by, and subject to, all of the covenants, terms and conditions of the Operating Agreement as though an original party thereto and shall be admitted as a Class B Member for all purposes thereof on the date hereof.

2.      Successors and Assigns.  This Joinder shall bind and inure to the benefit of, and be enforceable by, the Company and New Member and their respective successors and assigns.

3.      Counterparts.  This Joinder may be executed in any number of counterparts (including by electronic copy), each of which shall be an original and all of which together shall constitute one and the same agreement.

4.      Governing Law.  The Operating Agreement, including this Joinder, shall be governed by and construed in accordance with the laws of the State of New York.

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Joinder as of the date first above written.

**GROVE BIOMEDICAL LLC**
**By: Grove North Ventures, LLC, its Manager**


By: _____
Name:   Joseph Rosenberg
Title:     Managing Member

**NEW MEMBER**:

*For individuals only*:


_____
(*sign name above*)


_____
(*print name above*)

*For entities only*:


_____
(*print entity name above*)


By: _____
(*sign name of officer above*)


Name: _____
Title: _____
(*print name and title of officer above*)

*For entities and individuals*:

Address: _____
_____
Email Address: _____

A copy of all notices to the above-named New Member shall be sent to:

Name: _____
Address: _____
_____
Email Address: _____

## JOINDER TO
## SECOND AMENDED AND RESTATED LIMITED LIABILITY COMPANY
## OPERATING AGREEMENT OF
## GROVE BIOMEDICAL LLC
## FOR CLASS CF UNITS

THIS JOINDER (this "Joinder"), dated as of _____ _____, 20__, to that certain Second Amended and Restated Limited Liability Company Operating Agreement of Grove Biomedical LLC, a New York limited liability company (the "Company"), dated as of December __, 2020 (as the same may be amended or supplemented from time to time, the "Operating Agreement"), is made by and between the Company and _____ ("New Member"). Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Operating Agreement.

WHEREAS, pursuant to a Subscription Agreement dated as of _____ __, 20__ and subject to New Member's execution of this Joinder, New Member has acquired certain Class CF Units of the Company (the "Membership Interest"); and

WHEREAS, as a condition to the issuance of the Membership Interest, New Member is required to become a party to the Operating Agreement, and New Member agrees to do so in accordance with the terms hereof.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1. Agreement to be Bound. New Member hereby agrees that upon execution and delivery of this Joinder by New Member and the Company, New Member shall become a party to the Operating Agreement and shall be fully bound by, and subject to, all of the covenants, terms and conditions of the Operating Agreement as though an original party thereto and shall be admitted as a Class CF Member for all purposes thereof on the date hereof.

2. Successors and Assigns. This Joinder shall bind and inure to the benefit of, and be enforceable by, the Company and New Member and their respective successors and assigns.

3. Counterparts. This Joinder may be executed in any number of counterparts (including by electronic copy), each of which shall be an original and all of which together shall constitute one and the same agreement.

4. Governing Law. The Operating Agreement, including this Joinder, shall be governed by and construed in accordance with the laws of the State of New York.

5136680

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Joinder as of the date first above written.

**GROVE BIOMEDICAL LLC**
**By: Grove North Ventures, LLC, its Manager**


By: _____
Name:   Joseph Rosenberg
Title:    Managing Member

**NEW MEMBER**:

*For individuals only*:


_____
              (*sign name above*)


_____
              (*print name above*)

*For entities only*:


_____
      (*print entity name above*)

        By: _____
                (*sign name of officer above*)

        Name: _____
        Title:   _____
                (*print name and title of officer above*)

*For entities and individuals*:

        Address:  _____
        _____
        Email Address: _____

A copy of all notices to the above-named New Member shall be sent to:

        Name: _____
        Address: _____
        _____
                                        Email Address:

_____

# SCHEDULE A

# MEMBERS' INTERESTS IN THE COMPANY*

| Membership Units Authorized | | 1,354,466 | Allocated | Vested |
|---|---|---|---|---|
| | | | | |
| Class A | | | | |
| | Grove North Ventures LLC | | 794,084 | 794,084 |
| Convertible note (reserved for Caputo) | Caputo | | 58,236 | 58,236 |
| Class CF (reserved for Republic) | Republic | | 190,730 | 0 |
| | | | | |
| Reserved for Option Pool | | | 100,000 | 0 |
| | | | | |
| Class B (profits interest): | | | 211,416 | 27,250 |
| | | | | |
| | | | | |
| Vesting Schedule | | | | |
| | Yee Qing Xiang | | 100,000 | 20,000 |
| | | | | |
| Vesting Schedule | | | | |
| | David Narrow | | 60,000 | 0 |
| Vesting Schedule | | | | |
| | Douglas Clift | | 25,000 | 0 |
| | | | | |
| Vesting Schedule | | | | |
| | Narissa Marie Joyner MD Consulting LLC | | 10,000 | 3,334 |
| Vesting Scehdule | | | | |
| | Tom Gsell (R2D Consulting LLC) | | 5,500 | 0 |
| Vesting Schedule | | | | |
| | John Connolly | | 5,000 | 0 |
| Vesting Schedule | | | | |
| | Michael Plater | | 500 | 500 |
| Vesting Scehdule | | | | |
| | Alright Studio LLC | | 2,500 | 2,500 |
| Vesting schedule | | | | |
| | Amanda Gordon LLC | | 1000 | 0 |
| Vesting Schedule | | | | |
| | Victoria Lee | | 1000 | 0 |
| Vesting Schedule | | | | |
| | Paloma Aelyon | | 916 | 916 |
| | | | | |
| Total Class B | | | 211,416 | 27,250 |

* This Schedule will be updated upon the sale of additional Membership Units.